Consolidated Financial Statements

138	Management’s Responsibility for Financial Information

139	Independent Auditor’s Report

142	Report of Independent Registered Public Accounting Firm

144	Consolidated Statement of Financial Position

145	Consolidated Statement of Income

146	Consolidated Statement of Comprehensive Income

147	Consolidated Statement of Changes in Equity

148	Consolidated Statement of Cash Flows

149	Notes to the 2022 Consolidated Financial Statements

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Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of Scotiabank’s Code of Conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2022 and October 31, 2021 and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended October 31, 2022 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the reports to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Brian J. Porter

President and Chief Executive Officer

Raj Viswanathan

Group Head and Chief Financial Officer

Toronto, Canada

November 29, 2022

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of The Bank of Nova Scotia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of The Bank of Nova Scotia (the Bank) as of October 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2022 and 2021, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 29, 2022 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Assessment of Allowance for Credit Losses on Financial Assets (ACL)

Refer to Notes 3 and 13 to the consolidated financial statements.

The Bank’s ACL was $5,348 million as at October 31, 2022. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank’s ACL calculations are outputs of complex models. The ACL calculation reflects a probability-weighted outcome that considers multiple scenarios based on the Bank’s view of forecasts of future events and economic conditions. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ACL are modeled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio. The Bank assesses when there has been a significant increase in credit risk subsequent to origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, lifetime ACL is recorded; otherwise, ACL equal to 12 month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded as temporary adjustments using expert credit judgment where the inputs, assumptions and/or models do not capture all relevant risk factors.

We identified the assessment of the ACL as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s methodology such as judgments about forward-looking information. These judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. With the involvement of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ACL process. This included internal controls related to: (1) initial and periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and the alternative scenarios and review of probability weights used in the ACL models; (3) the methodology to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating the model used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment

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Consolidated Financial Statements

to evaluate the appropriateness of the Bank’s underlying methodology and assumptions. Additionally, for a selection of non-retail loans, we evaluated the Bank’s assigned credit risk ratings to loans against the Bank’s borrower risk rating scale.

(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments

Refer to Notes 3 and 7 to the consolidated financial statements.

The Bank measures $255,794 million of financial assets and $128,785 million of financial liabilities as at October 31, 2022 at fair value on a recurring basis. Where financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank’s valuation techniques include General Partner valuations per financial statements (NAVs), interest rate volatility, equity volatility and correlation.

We identified the assessment of the measurement of fair value for certain financial instruments as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to significant judgments inherent in the Bank’s valuation methodologies and significant unobservable inputs used to develop the fair value of certain financial assets and financial liabilities. The assessment of the fair value also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s processes to determine the fair value of certain financial instruments with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to: (1) model validation at inception and periodically; (2) review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a selection of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAV to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii) Assessment of Uncertain Tax Provisions

Refer to Notes 3 and 27 to the consolidated financial statements.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate.

We identified the assessment of uncertain tax provisions as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s interpretation of tax law and its best estimate of the ultimate resolution of tax positions. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills, industry knowledge, and relevant experience were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s income tax uncertainties process with the involvement of taxation professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to the (1) identification of tax uncertainties, including the interpretation of tax law and (2) determination of the best estimate of the provision required to settle these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in (1) evaluating the Bank’s interpretations of tax laws by developing an independent assessment based on our understanding and interpretation of tax laws and considering its impact on the measurement, if applicable, of the uncertain tax provisions; (2) reading and evaluating advice obtained by the Bank from external specialists, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence and settlement documents with applicable taxation authorities, including assessment of the impact of statutes of limitations.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Bank’s auditor since 2006 and as joint auditor for 14 years prior to that.

Toronto, Canada

November 29, 2022

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Consolidated Financial Statements

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2022	2021
Assets
Cash and deposits with financial institutions	6		$65,895	$86,323
Precious metals			543	755
Trading assets
Securities	8	(a)	103,547	137,148
Loans	8	(b)	7,811	8,113
Other			1,796	1,051
			113,154	146,312
Securities purchased under resale agreements and securities borrowed			175,313	127,739
Derivative financial instruments	10		55,699	42,302
Investment securities	12		110,008	75,199
Loans
Residential mortgages	13		349,279	319,678
Personal loans	13		99,431	91,540
Credit cards	13		14,518	12,450
Business and government	13		287,107	218,944
			750,335	642,612
Allowance for credit losses	13	(e)	5,348	5,626
			744,987	636,986
Other
Customers’ liability under acceptances, net of allowance			19,494	20,404
Property and equipment	16		5,700	5,621
Investments in associates	17		2,633	2,604
Goodwill and other intangible assets	18		16,833	16,604
Deferred tax assets	27	(c)	1,903	2,051
Other assets	19		37,256	21,944
			83,819	69,228
			$1,349,418	$1,184,844
Liabilities
Deposits
Personal	20		$265,892	$243,551
Business and government	20		597,617	511,348
Financial institutions	20		52,672	42,360
			916,181	797,259
Financial instruments designated at fair value through profit or loss	9		22,421	22,493
Other
Acceptances			19,525	20,441
Obligations related to securities sold short			40,449	40,954
Derivative financial instruments	10		65,900	42,203
Obligations related to securities sold under repurchase agreements and securities lent			139,025	123,469
Subordinated debentures	21		8,469	6,334
Other liabilities	22		62,699	58,799
			336,067	292,200
			1,274,669	1,111,952
Equity
Common equity
Common shares	24	(a)	18,707	18,507
Retained earnings			53,761	51,354
Accumulated other comprehensive income (loss)			(7,166)	(5,333)
Other reserves			(152)	222
Total common equity			65,150	64,750
Preferred shares and other equity instruments	24	(b)	8,075	6,052
Total equity attributable to equity holders of the Bank			73,225	70,802
Non-controlling interests in subsidiaries	31	(b)	1,524	2,090
			74,749	72,892
			$1,349,418	$1,184,844

Aaron W. Regent	Brian J. Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note		2022	2021
Revenue
Interest income(1)	32
Loans			$29,390	$23,159
Securities			2,877	1,467
Securities purchased under resale agreements and securities borrowed			459	178
Deposits with financial institutions			832	182
			33,558	24,986
Interest expense	32
Deposits			12,794	6,465
Subordinated debentures			270	180
Other			2,379	1,380
			15,443	8,025
Net interest income			18,115	16,961
Non-interest income
Card revenues			779	749
Banking services fees			1,770	1,598
Credit fees			1,647	1,485
Mutual funds			2,269	2,394
Brokerage fees			1,125	1,039
Investment management and trust			999	994
Underwriting and advisory fees			543	724
Non-trading foreign exchange fees			878	787
Trading revenues			1,791	2,033
Net gain on sale of investment securities	12	(e)	74	419
Net income from investments in associated corporations	17		268	339
Insurance underwriting income, net of claims			433	398
Other fees and commissions			650	677
Other			75	655
			13,301	14,291
Total revenue			31,416	31,252
Provision for credit losses	13	(e)	1,382	1,808
			30,034	29,444
Non-interest expenses
Salaries and employee benefits			8,836	8,541
Premises and technology			2,424	2,351
Depreciation and amortization			1,531	1,511
Communications			361	369
Advertising and business development			480	404
Professional			826	789
Business and capital taxes			541	511
Other			2,103	2,142
			17,102	16,618
Income before taxes			12,932	12,826
Income tax expense	27		2,758	2,871
Net income			$10,174	$9,955
Net income attributable to non-controlling interests in subsidiaries	31	(b)	258	331
Net income attributable to equity holders of the Bank			$9,916	$9,624
Preferred shareholders and other equity instrument holders			260	233
Common shareholders			$9,656	$9,391
Earnings per common share (in dollars)
Basic	33		$8.05	$7.74
Diluted	33		8.02	7.70
Dividends paid per common share (in dollars)	24	(a)	4.06	3.60

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $32,573 for the year ended October 31, 2022 (October 31, 2021 – $24,547).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2022	2021
Net income	$10,174	$9,955
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	3,703	(4,515)
Net gains (losses) on hedges of net investments in foreign operations	(1,655)	1,307
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	28	(31)
Net gains (losses) on hedges of net investments in foreign operations	(434)	343
	2,454	(3,520)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(4,333)	(1,341)
Reclassification of net (gains) losses to net income	2,717	522
Income tax expense (benefit):
Net gains (losses) in fair value	(1,108)	(346)
Reclassification of net (gains) losses to net income	704	127
	(1,212)	(600)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(10,037)	(1,267)
Reclassification of net (gains) losses to net income	3,880	176
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(2,709)	(471)
Reclassification of net (gains) losses to net income	1,089	186
	(4,537)	(806)
Other comprehensive income (loss) from investments in associates	(344)	37
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	955	1,815
Income tax expense (benefit)	277	480
	678	1,335
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(106)	532
Income tax expense (benefit)	(32)	124
	(74)	408
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	1,958	(270)
Income tax expense (benefit)	514	(71)
	1,444	(199)
Other comprehensive income (loss) from investments in associates	2	5
Other comprehensive income (loss)	(1,589)	(3,340)
Comprehensive income	$8,585	$6,615
Comprehensive income (loss) attributable to non-controlling interests	233	125
Comprehensive income attributable to equity holders of the Bank	$8,352	$6,490
Preferred shareholders and other equity instrument holders	260	233
Common shareholders	$8,092	$6,257

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 24)	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves		Total common equity	Preferred shares and other equity instruments (Note 24)	Total attributable to equity holders	Non- controlling interests in subsidiaries (Note 31(b))		Total
Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892
Net income	–	9,656	–	–	–	–	–	–		9,656	260	9,916	258		10,174
Other comprehensive income (loss)	–	–	2,411	(1,212)	(35)	(4,523)	1,795	–		(1,564)	–	(1,564)	(25)		(1,589)
Total comprehensive income	$–	$9,656	$2,411	$(1,212)	$(35)	$(4,523)	$1,795	$–		$8,092	$260	$8,352	$233		$8,585
Shares/instruments issued	706	–	–	–	–	–	–	(18)		688	2,523	3,211	–		3,211
Shares repurchased/redeemed	(506)	(2,367)	–	–	–	–	–	–		(2,873)	(500)	(3,373)	–		(3,373)
Dividends and distributions paid to equity holders	–	(4,858)	–	–	–	–	–	–		(4,858)	(260)	(5,118)	(115)		(5,233)
Share-based payments(3)	–	–	–	–	–	–	–	10		10	–	10	–		10
Other	–	(24)	(180)	–	(40)	(49)	–	(366	)(4)	(659)	–	(659)	(684	)(4)	(1,343)
Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)		$65,150	$8,075	$73,225	$1,524		$74,749

Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503
Net income	–	9,391	–	–	–	–	–	–		9,391	233	9,624	331		9,955
Other comprehensive income (loss)	–	–	(3,322)	(600)	460	(844)	1,172	–		(3,134)	–	(3,134)	(206)		(3,340)
Total comprehensive income	$–	$9,391	$(3,322)	$(600)	$460	$(844)	$1,172	$–		$6,257	$233	$6,490	$125		$6,615
Shares/instruments issued	268	–	–	–	–	–	–	(25)		243	2,003	2,246	–		2,246
Shares repurchased/redeemed	–	–	–	–	–	–	–	–		–	(1,259)	(1,259)	–		(1,259)
Dividends and distributions paid to equity holders	–	(4,371)	–	–	–	–	–	–		(4,371)	(233)	(4,604)	(123)		(4,727)
Share-based payments(3)	–	–	–	–	–	–	–	7		7	–	7	–		7
Other	–	(11)	(59)	–	(6)	(9)	–	(120	)(4)	(205)	–	(205)	(288	)(4)	(493)
Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892

(1)	Includes undistributed retained earnings of $67 (2021 – $60) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions (refer to Note 36).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2022	2021
Cash flows from operating activities
Net income	$10,174	$9,955
Adjustment for:
Net interest income	(18,115)	(16,961)
Depreciation and amortization	1,531	1,511
Provision for credit losses	1,382	1,808
Equity-settled share-based payment expense	10	7
Net gain on sale of investment securities	(74)	(419)
Net (gain)/loss on divestitures	233	9
Net income from investments in associated corporations	(268)	(339)
Income tax expense	2,758	2,871
Changes in operating assets and liabilities:
Trading assets	37,501	(33,995)
Securities purchased under resale agreements and securities borrowed	(41,438)	(14,202)
Loans	(97,161)	(55,748)
Deposits	95,905	78,569
Obligations related to securities sold short	(1,292)	10,078
Obligations related to securities sold under repurchase agreements and securities lent	10,838	(7,709)
Net derivative financial instruments	115	2,123
Other, net	(1,404)	(5,300)
Dividends received	1,156	969
Interest received	31,931	25,425
Interest paid	(13,336)	(8,766)
Income tax paid	(3,503)	(2,693)
Net cash from/(used in) operating activities	16,943	(12,807)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	25,783	(15,006)
Purchase of investment securities	(97,736)	(72,259)
Proceeds from sale and maturity of investment securities	63,130	103,765
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash	(549)	(717)
Property and equipment, net of disposals	(571)	(462)
Other, net	(1,350)	(624)
Net cash from/(used in) investing activities	(11,293)	14,697
Cash flows from financing activities
Proceeds from issue of subordinated debentures	3,356	–
Redemption/repurchase of subordinated debentures	(1,276)	(750)
Proceeds from preferred shares and other equity instruments issued	2,523	2,003
Redemption of preferred shares	(500)	(1,259)
Proceeds from common shares issued	137	268
Common shares purchased for cancellation	(2,873)	–
Cash dividends and distributions paid	(5,118)	(4,604)
Distributions to non-controlling interests	(115)	(123)
Payment of lease liabilities	(322)	(344)
Other, net	(391)	2,032
Net cash from/(used in) financing activities	(4,579)	(2,777)
Effect of exchange rate changes on cash and cash equivalents	301	(543)
Net change in cash and cash equivalents	1,372	(1,430)
Cash and cash equivalents at beginning of year(1)	9,693	11,123
Cash and cash equivalents at end of year(1)	$11,065	$9,693

(1)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the 2022 Consolidated Financial Statements

Page	Note

150	1	Reporting entity

150	2	Basis of preparation

151	3	Significant accounting policies

164	4	Interest rate benchmark reform

166	5	Future accounting developments

166	6	Cash and deposits with financial institutions

166	7	Fair value of financial instruments

172	8	Trading assets

173	9	Financial instruments designated at fair value through profit or loss

174	10	Derivative financial instruments

182	11	Offsetting financial assets and financial liabilities

183	12	Investment securities

186	13	Loans, impaired loans and allowance for credit losses

195	14	Derecognition of financial assets

196	15	Structured entities

198	16	Property and equipment

199	17	Investments in associates

199	18	Goodwill and other intangible assets

Page	Note

200	19	Other assets

201	20	Deposits

201	21	Subordinated debentures

202	22	Other liabilities

202	23	Provisions

203	24	Common shares, preferred shares and other equity instruments

206	25	Capital management

206	26	Share-based payments

209	27	Corporate income taxes

211	28	Employee benefits

217	29	Operating segments

219	30	Related party transactions

220	31	Principal subsidiaries and non-controlling interests in subsidiaries

221	32	Interest income and expense

221	33	Earnings per share

222	34	Guarantees, commitments and pledged assets

223	35	Financial instruments – risk management

230	36	Acquisitions and divestitures

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Consolidated Financial Statements

1	Reporting Entity

The Bank of Nova Scotia (the Bank) is a chartered Schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

2	Basis of Preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2022 have been approved by the Board of Directors for issue on November 29, 2022.

Certain comparative amounts have been restated to conform with the basis of presentation in the current year.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Equity instruments designated at fair value through other comprehensive income
•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Management’s use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other factors and assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and provisions. The Bank has utilized estimates, assumptions and judgments that reflect this uncertainty. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.

Significant judgments

In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for the Bank’s involvement with other entities.

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Consolidated Financial Statements

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 Note 13(d)

Fair value of financial instruments	Note 3 Note 7

Corporate income taxes	Note 3 Note 27

Employee benefits	Note 3 Note 28

Goodwill and intangible assets	Note 3 Note 18

Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3 Note 36

Impairment of investment securities	Note 3 Note 12

Impairment of non-financial assets	Note 3 Note 16

Structured entities	Note 3 Note 15

De facto control of other entities	Note 3 Note 31

Derecognition of financial assets and liabilities	Note 3 Note 14

Provisions	Note 3 Note 23

3	Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. For the Bank to control an entity, all three elements of control should be in existence:

•	power over the investee;
•	exposure, or rights, to variable returns from involvement with the investee; and
•	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. The net income attributable to non-controlling interests is presented separately in the Consolidated Statement of Income. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls.

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Consolidated Financial Statements

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity.

Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.

Joint arrangements

The Bank’s investments in joint arrangements over which the Bank has joint control are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For joint operations, the Bank recognizes its direct rights to, and its share of jointly held assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in non-interest income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or meeting the definition of partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Recognition and initial measurement

The Bank, on the date of origination or purchase, recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of the consideration paid or received. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

Classification and measurement, derecognition, and impairment of financial instruments

Classification and measurement

Classification and measurement of financial assets

Financial assets include both debt and equity instruments, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL);
•	Elected at fair value through other comprehensive income (Equities only); or
•	Designated at FVTPL

Debt instruments

Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL); or
•	Designated at FVTPL

Classification of debt instruments is determined based on:

(i)	The business model under which the asset is held; and
(ii)	The contractual cash flow characteristics of the instrument.

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Consolidated Financial Statements

Business model assessment

A business model assessment involves determining how financial assets are managed to generate cash flows. The Bank’s business model assessment is based on the following categories:

•	Held to collect: The objective of this business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.
•	Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.
•	Other business model: The business model is neither held-to-collect nor held-to-collect and for sale.

The Bank assesses the business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of a business model, the Bank takes into consideration the following factors:

•	How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;
•	How compensation is determined for the Bank’s business lines’ management that manages the assets;
•	How the business lines’ management is compensated for managing the Bank’s assets based on the fair value or the contractual cash flows collected;
•	Whether the assets are held for trading purposes;
•	The risks that affect the performance of assets held within a business model and how those risks are managed; and
•	The frequency and volume of sales in prior periods and expectations about future sales activity.

Contractual cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instrument due to repayments or amortization of premium/discount.

Interest is defined as the consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), and a profit margin.

If the Bank identifies any contractual features that could significantly modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated by taking into account any discount or premium on the acquisition, transaction costs and fees that are an integral part of the effective interest rate.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the Statement of Financial Position.

Debt instruments measured at FVOCI

Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in Non-interest income in the Consolidated Statement of Income, along with changes in fair value of the hedging instrument. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is determined using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognized in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

Debt instruments measured at FVTPL

Debt instruments are measured at FVTPL if assets:

(i)	are held for trading purposes;
(ii)	are held as part of a portfolio managed on a fair value basis; or
(iii)	whose cash flows do not represent payments that are solely payments of principal and interest.

These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Debt instruments designated at FVTPL

The Bank designates certain debt instruments at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated, and doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

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Consolidated Financial Statements

Debt instruments designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income.

Equity instruments

Equity instruments are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL); or
•	Elected at fair value through other comprehensive income (FVOCI).

Equity instruments measured at FVTPL

Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Subsequent to initial recognition, the changes in fair value and dividends received are recognized in the Consolidated Statement of Income.

Equity instruments measured at FVOCI

At initial recognition, the Bank has an option to classify non-trading equity instruments at FVOCI. This election is irrevocable and is made on an instrument-by-instrument basis.

Gains and losses on these instruments, including when derecognized/sold, are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. As such, there is no specific impairment requirement. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Classification and measurement of financial liabilities

Financial liabilities are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL);
•	Amortized cost; or
•	Designated at FVTPL.

Financial liabilities measured at FVTPL

Financial liabilities measured at FVTPL are held principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities are recognized on a trade date basis and accounted for at fair value, with changes in fair value and any gains or losses recognized in the Consolidated Statement of Income as part of the non-interest income. Transaction costs are expensed as incurred.

Financial liabilities measured at amortized cost

Deposits, subordinated notes and debentures are accounted for at amortized cost. Interest on deposits, calculated using the effective interest rate method, is recognized as interest expense. Interest on subordinated notes and debentures, including capitalized transaction costs, is recognized using the effective interest rate method as interest expense.

Financial liabilities designated at FVTPL

The Bank designates certain financial liabilities at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated.

Financial liabilities are designated at FVTPL when it meets one of the following criteria:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in line with a documented risk management strategy; or
•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Any changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value due to changes in the Bank’s own credit risk are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

Determination of fair value

The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.

IFRS 13, Fair Value Measurement permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to market, credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets.

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Consolidated Financial Statements

Derecognition of financial assets and liabilities

Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; or the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Impairment

Scope

The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;
•	Debt securities classified as at FVOCI;
•	Off-balance sheet loan commitments; and
•	Financial guarantee contracts.

Expected credit loss impairment model

The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•

Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

•

Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

Measurement of expected credit loss

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

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Consolidated Financial Statements

Forward-looking information

The estimation of expected credit losses for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information may require significant judgment.

Macroeconomic factors

In its models, the Bank relies on a broad range of forward-looking economic information as inputs, such as: GDP growth, unemployment rates, central bank interest rates, and house-price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgment.

Multiple forward-looking scenarios

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to achieve unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are created using internal and external models which are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves the development of three additional economic scenarios and consideration of the relative probabilities of each outcome.

The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk, and credit losses.

Assessment of significant increase in credit risk (SIR)

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition; and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a significant increase in credit risk cannot be assessed using forward looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Expected life

When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
•

Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

Modified financial assets

If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the existing financial asset should be derecognized. Where a modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where a modification results in derecognition, the new financial asset is recognized at its fair value on the modification date. The modification date is also the date of origination for this new asset.

The Bank may modify the contractual terms of loans for either commercial or credit reasons. The terms of a loan in good standing may be modified for commercial reasons to provide competitive pricing to borrowers. Loans are also modified for credit reasons where the contractual terms are modified to grant a concession to a borrower that may be experiencing financial difficulty.

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Consolidated Financial Statements

For all financial assets modifications of the contractual terms may result in derecognition of the original asset when the changes to the terms of the loans are considered substantial. These terms include interest rate, authorized amount, term, or type of underlying collateral. The original loan is derecognized, and the new loan is recognized at its fair value. The difference between the carrying value of the derecognized asset and the fair value of the new asset is recognized in the Consolidated Statement of Income.

For all loans, performing and credit-impaired, where the modification of terms did not result in the derecognition of the loan, the gross carrying amount of the modified loan is recalculated based on the present value of the modified cash flows discounted at the original effective interest rate and any gain or loss from the modification is recorded in the provision for credit losses line in the Consolidated Statement of Income.

Definition of default

The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;
•	default or delinquency in interest or principal payments;
•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, except for credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy

The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. As a result, no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit-Impaired (PCI) loans.

Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will be subject to a 12-month allowance for credit losses which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.

PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Modification of financial instruments in the context of interest rate benchmark reform – Phase 2 amendments

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost is changed as a result of interest rate benchmark reform (IBOR reform), the Bank updates the effective interest rate of the financial asset or financial liability similar to a floating rate financial instrument and does not derecognize or adjust the carrying amount (the practical expedient). The practical expedient is applied only when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by the interest rate benchmark reform, then the Bank sequentially updates the effective interest first to reflect the change required by IBOR reform and then applies its policies on modification or derecognition of financial assets and financial liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprise cash, cash equivalents, demand deposits with banks and other financial institutions, and highly liquid investments that are readily convertible to cash, subject to an insignificant risk of changes in value. These investments are those with less than three months maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in value are credited or charged to non-interest income – trading revenues in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) require the purchase of securities by the Bank from a counterparty with an agreement entered to resell the securities at a fixed price at a future date. Since the Bank is reselling the securities at a fixed price at a future date, the risks and rewards have not been transferred to the Bank. The Bank has the right to liquidate the securities purchased in the event of counterparty default.

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Consolidated Financial Statements

Whereas securities sold under agreements to repurchase (repurchase agreements) require the sale of securities by the Bank to a counterparty with an agreement entered simultaneously to purchase the securities back at a fixed price at a future date. Since the Bank is purchasing the securities back at a fixed price at a future date, the risks and rewards have not been transferred from the Bank. The counterparty has the right to use the collateral pledged by the Bank in the event of default.

These agreements are treated as collateralized financing arrangements and are initially recognized at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or more than, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis using the effective interest rate in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in the Consolidated Statement of Income.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under a repurchase agreement or securities purchased under a reverse repurchase agreement, respectively. Interest income on cash collateral paid and interest expense on cash collateral received together with securities lending income and securities borrowing fee are reported in the Consolidated Statement of Income.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest income – trading revenues, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodity prices, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account.

Derivatives embedded in other financial liabilities or host contracts are treated as separate stand-alone derivatives when the following conditions are met:

•	their economic characteristics and risks are not closely related to those of the host contract;
•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on the Consolidated Statement of Financial Position on a combined basis with the host contracts. Changes in fair value of embedded derivatives that are separated from the host contract are recognized in non-interest income in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. Also, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 Financial Instruments: Disclosures.

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used, and the method used to assess the effectiveness of the hedge.

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Consolidated Financial Statements

The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment). In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the IBOR reform, the Bank will assume that the benchmark interest rate is not altered as a result of the IBOR reform. In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the IBOR reform falls outside of the 80-125% range solely as a result of the IBOR reform, the Bank will continue hedge accounting as long as other hedge accounting requirements are met.

Hedge ineffectiveness is measured and recorded in non-interest income – other in the Consolidated Statement of Income. When the basis for determining the contractual cash flows of existing hedge relationships changes as a result of the IBOR reform, the Bank updates the hedge documentation without discontinuing the hedging relationship. For cash flow hedges where the interest benchmark changes as a result of the IBOR reform, the Bank deems that the corresponding hedge reserve in OCI is based on the alternative benchmark rate to determine whether the hedged future cash flows are expected to occur. For changes that are in addition to those required by the IBOR reform, the Bank first determines whether the additional changes result in discontinuation of hedge relationships before applying the relief. In addition, when determining the hedged risk, the Bank may designate an alternative benchmark rate risk component that is not currently separately identifiable, as the Bank reasonably expects that the alternative benchmark rate will become separately identifiable within a 24-month period.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. For hedges that are discontinued, the hedged item is no longer adjusted for changes in fair value. The cumulative fair value adjustment of the hedged item is amortized to interest income over its remaining term to maturity or written off to non-interest income directly if the hedged item ceases to exist. The Bank uses fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include debt securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps and cross-currency interest rate swaps.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item are recognized in income. For hedges that are discontinued, the cumulative unrealized gain or loss recognized in other comprehensive income is reclassified to interest income and/or salaries and employee benefits as the variability in the cash flows of hedged item affects income. However, if the hedged item is derecognized or the forecasted transaction is no longer expected to occur, the unrealized gain or loss is reclassified immediately to non-interest income and/or salaries and employee benefits. The Bank uses cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues and expenses. Hedged items include debt securities, loans, deposit liabilities, subordinated debentures and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps, foreign currency forwards and foreign currency assets or liabilities.

For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the IBOR Reform, it is assumed that the benchmark interest rate will not be altered as a result of the IBOR Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – up to 40 years, building fittings – up to 15 years, equipment 3 to 10 years, and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in non-interest income – other in the Consolidated Statement of Income in the year of disposal.

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest income, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

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Consolidated Financial Statements

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of a business. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a financial liability is recognized based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

•

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

•	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
•	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
•	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. The estimation of fair value less costs of disposal involves significant judgment in the determination of inputs. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, initial measurement includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

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Consolidated Financial Statements

If any indication of impairment exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Bank is a lessee it recognizes a right-of-use (“ROU”) asset and a lease liability except for short-term leases for assets that have a lease term of 12 months or less and leases of low value items. For short-term leases and low value items the Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Asset

A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, and any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability

At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate that takes into account the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in Interest expense – Other in the Consolidated Statement of Income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation

The Bank presents ROU assets in Property and equipment and lease liabilities in Other liabilities in the Consolidated Statement of Financial Position.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment considers the following criteria: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

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Consolidated Financial Statements

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business, primarily property and casualty, are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income), past service cost (credit), settlement gain (loss) and administrative expense are recognized in net income. Net interest expense (income) is calculated by applying the discount rate to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets in excess of or less than the interest income on the fair value of assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Other Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above, except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The costs of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Interest and similar income and expenses

For all non-trading interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or financial liability. The calculation takes into account all the

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contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

For trading financial instruments, mark-to-market changes including related interest income or expense are recorded in non-interest income – trading revenues.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as FVOCI, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are deferred and amortized in interest income over the term of the loan where the yield the Bank retains is less than that of the comparable lenders in the syndicate.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the interest income on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized in non-interest income.

Fee and commission revenues

Revenue is recognized once the Bank’s customer has obtained control of the service. The transfer of control occurs when the Bank’s customer has the ability to direct the use of and obtain the benefits of the banking services and the contractual performance obligation to the customer has been satisfied. The Bank records revenue gross of expenses where it is the principal in performing a service to the customer and net of expenses where the Bank is an agent for these services. The assessment of principal or agent requires judgement on the basis of whether the Bank controls the services before they are transferred to the customer. From time to time, the Bank may receive variable consideration such as performance fees. These fees are only recognized when it is highly probable that the Bank will not need to reverse a significant amount of revenue.

Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are calculated as a percentage of the transaction and are recognized on the transaction date. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.

The Bank operates various loyalty points programs, which allow customers to accumulate points when using the Bank’s products and services. Loyalty point liabilities are subject to periodic remeasurement to reflect the expected cost of redemption. Where the customer has the option to redeem points for statement credits, the cost of the loyalty program is presented net of card fees. Where points can only be redeemed for goods or services, interchange revenue allocated to the loyalty rewards is recognized when the rewards are redeemed. Reward costs are recorded in non-interest expense.

Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.

Credit fees include fees earned for providing letters of credit and guarantee, loan commitments, bankers’ acceptances, and for arranging loan syndications. These fees are recognized on the transaction date or over time as services are provided based on contractual agreements with the customer.

Mutual funds fees include management and administration fees which are earned in the Bank’s wealth management business. These fees are calculated as a percentage of the fund’s net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.

Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset-based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.

Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed upon and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.

Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to the placement of debt and equities. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.

Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank’s customers. Such fees and commissions are recognized when the performance obligation is completed.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized when the Bank’s right to receive payment is established, which is on the ex-dividend date for listed equity securities.

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Consolidated Financial Statements

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to economically hedge share-based payment expense, related mark-to-market gains and losses are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Dividends on shares

Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Given the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the Non-Viability Contingent Capital (NVCC) instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital notes, NVCC limited recourse capital notes and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements.

4	Interest Rate Benchmark Reform

Overview

Major interest rate benchmark reviews have been undertaken globally to either reform or phase out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As alternatives to IBORs, regulators have recommended markets begin adopting alternative risk-free rates (RFRs). Further to previous announcements by various regulators, the publication of GBP, JPY, CHF, and EUR LIBORs ceased after December 31, 2021, while most of the USD LIBOR tenors (i.e., overnight, one-month, three-month, six-month and 12-month tenors) continue to be published until June 30, 2023.

The Federal Reserve Board and other U.S. agencies have encouraged banks to transition away from USD LIBOR and cease entering new contracts after December 31, 2021, to facilitate an orderly transition. Similarly, OSFI stated that Federally Regulated Financial Institutions (FRFIs) should not enter new transactions using USD LIBOR as a reference rate after December 31, 2021.

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On March 15, 2022, the U.S. Federal LIBOR legislation was signed into law establishing a framework for the replacement of USD LIBOR as the benchmark interest rate in existing contracts lacking effective fallback provisions that are difficult to amend before the cessation.

On May 16, 2022, Refinitiv Benchmark Services (UK) Limited (RBSL), the administrator of the CDOR, announced the cessation of the publication of one-month, two-month, and three-month CDOR tenors after June 28, 2024, and this was authorized by the Ontario Securities Commission and the Autorité des marchés financiers. This announcement provides certainty regarding the future of one-month, two-month, and three-month CDOR tenors and serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both derivative and cash products. The Canadian Alternative Reference Rate (CARR) committee has published a detailed transition roadmap with milestones to guide market participants on the transition away from CDOR across all product types. The CARR also confirmed the intention to move forward with the development of forward-looking Term CORRA which is expected to become available in Q3 2023. OSFI has also set out expectations for FRFIs, with transactions linked to CDOR, to transition to new reference rates prior to the cessation date.

IBOR reform and the associated move from IBORs to RFRs carries systemic and market risks. These risks, such as increased volatility, lack of liquidity and uneven fallback practices, may impact market participants. In addition to these inherent risks, the Bank is exposed to operational risk arising from the renegotiation of contracts, technology readiness to issue and trade products referencing RFRs, and conduct with clients and counterparties.

The Bank has established an enterprise-wide program (the Transition Program) to support the Bank’s transition away from IBORs to RFRs. The focus of the Transition Program is to address risks by identifying the exposures to various IBORs, evaluating the existing contract language in the event the IBORs cease to be published or available, developing the capabilities to issue and trade products referencing RFRs and communicating with clients and counterparties regarding industry developments pertaining to IBOR reform. The Transition Program provides quarterly updates to the Bank’s Regulatory Oversight Committee, and annually, to the Risk Committee of the Board of Directors, regarding the status of transition plans for migrating the Bank’s IBOR-linked products and upgrading systems and processes. The Transition Program continues its efforts on the transition of products referencing USD LIBOR and ensuring the Bank is not building its exposure to USD LIBOR, except as permitted by the regulators. As well, the Transition Program has updated its project plans to align with the CDOR transition roadmap and milestones published by the CARR committee and ensure alignment with OSFI’s expectations for FRFIs.

Non-derivative financial assets and financial liabilities

The following table reflects the Bank’s IBOR exposure to non-derivative financial assets and financial liabilities as at October 31, 2022, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to financial instruments includes USD LIBOR and SGD Swap Offer Rate (SOR) maturing after June 30, 2023, and one-month, two-month, and three-month CDOR maturing after June 28, 2024. Six-month and twelve-month CDOR tenors ceased to be published after May 17, 2021. These exposures could remain outstanding until IBOR ceases and will therefore transition in the future.

	Carrying amount
	As at October 31, 2022					As at November 1, 2021
($ millions)	USD LIBOR	CDOR		Other Rates(1)	Total	USD LIBOR	CDOR		Other Rates(1)	Total
	Maturing after June 30, 2023	Maturing after June 28, 2024		Maturing after June 30, 2023		Maturing after June 30, 2023	Maturing after June 28, 2024		Maturing after June 30, 2023
Non-derivative financial assets(3)	$35,877	$23,936		$114	$59,927	$38,517	$11,284		$102	$49,903
Non-derivative financial liabilities(4)	1,225	23,390	(2)	–	24,615	1,306	13,424	(2)	–	14,730

(1)	Includes exposures to SGD SOR maturing after June 30, 2023.
(2)	Excludes the Series 2006-1 Bank Deposit Note of $750 million which is currently at a fixed rate and will subsequently reset to a six-month CDOR based rate after December 31, 2036.
(3)

Non derivative financial assets include carrying amounts of debt securities, loans and customer’s liability under acceptances (debt securities, loans and customer’s liability under acceptances measured at amortized cost are gross of allowance for credit losses).

(4)	Non-derivative financial liabilities include carrying amounts of deposits, acceptances, obligations related to securities sold short, subordinated debentures and other liabilities.

In addition to the exposures noted in the table above, Additional Tier 1 (AT1) capital instruments of $1.56 billion (US$1.25 billion) were reset to three-month USD LIBOR on October 12, 2022.

Derivatives and undrawn commitments

The following table reflects the Bank’s IBOR exposure to derivatives and undrawn commitments as at October 31, 2022, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to financial instruments includes USD LIBOR and SGD SOR maturing after June 30, 2023, and one-month, two-month, and three-month CDOR maturing after June 28, 2024. These exposures could remain outstanding until IBOR ceases and will therefore transition in the future.

	Notional amount
	As at October 31, 2022				As at November 1, 2021
($ millions)	USD LIBOR	CDOR	Other Rates(1)	Total	USD LIBOR	CDOR	Other Rates(1)	Total
	Maturing after June 30, 2023	Maturing after June 28, 2024	Maturing after June 30, 2023		Maturing after June 30, 2023	Maturing after June 28, 2024	Maturing after June 30, 2023
Derivatives
Single currency interest rate swaps(2)	$797,296	$1,025,373	$962	$1,823,631	$600,359	$574,897	$918	$1,176,174
Cross currency interest rate swaps(2)	297,490	122,718	–	420,208	280,968	71,047	–	352,015
Other(3)	14,946	3,574	–	18,520	38,078	1,355	–	39,433
Undrawn commitments	9,047	4,787	–	13,834	32,454	2,875	91	35,420

(1)	Includes exposures to SGD SOR maturing after June 30, 2023.
(2)

For single currency and/or cross currency interest rate swaps, where both legs are referencing rates directly impacted by the interest rate benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

(3)	Other derivatives include futures, forward rate agreements, total return swaps and options.

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Consolidated Financial Statements

Hedging derivatives

The following table reflects the Bank’s IBOR exposure to hedging derivatives as at October 31, 2022, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to hedging derivatives include USD LIBOR maturing after June 30, 2023, and one-month, two-month, and three-month CDOR maturing after June 28, 2024. These exposures will remain outstanding until IBOR ceases and will therefore transition in the future.

Notional amount
	As at October 31, 2022			As at October 31, 2021
($ millions)	USD LIBOR	CDOR(2)	Total	USD LIBOR	CDOR(2)	Total
	Maturing after June 30, 2023	Maturing after June 28, 2024		Maturing after June 30, 2023	Maturing after June 28, 2024
Hedging derivatives(1)	$67,934	$109,253	$177,187	$61,936	$104,175	$166,111

(1)

For cross currency swaps where both legs are referencing rates directly impacted by the interest rate benchmark reform, and a CAD leg is inserted to create two separate hedging relationships, the relevant notional amount for both legs are included in this table.

(2)

For single currency interest rate swaps, where both legs are referencing rates directly impacted by the interest rate benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

5	Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2023

Insurance Contracts

The International Accounting Standards Board issued IFRS 17 Insurance Contracts on May 18, 2017, to replace IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after January 1, 2023. IFRS 17 provides a comprehensive principle-based framework for the recognition, measurement, presentation and disclosure of insurance contracts. The standard is to be applied on a full retrospective basis unless impractical, and then either the modified retrospective or fair value method may be used.

Under IFRS 17, groups of insurance contracts will be measured using current probability-weighted fulfillment cash flows and revenue will be recognized as the service is provided over the coverage period, based on the three measurement models as applicable: the general measurement model, the variable fee approach and the premium allocation approach.

For groups of contracts that are measured under the general measurement model and the variable fee approach, the contractual service margin will be recognized at initial recognition as a component of the carrying amount of the insurance contracts. Contractual service margin represents unearned profits to be recognized as coverage is provided in the future. The premium allocation approach will be applied to short duration contracts and results in insurance revenue being recognized over the coverage period systematically. For all measurement models, if the group of contracts is expected to be onerous, the losses will be recognized immediately.

IFRS 17 will be effective for the Bank from November 1, 2023 and is being implemented as a multi-year project for the Bank’s insurance and reinsurance entities. The project has an established governance structure led by the Executive Steering and Project Operations Committees assisted by a Project Management Office. The committees are comprised of representatives from Finance, Insurance Actuarial Services, Technology and the Insurance Business Operations. The Project involves technology implementation, policy and process changes to support the IFRS 17 processes. The Bank continues to assess and formulate the impact of adopting the new standard, including quantification.

6	Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2022		2021
Cash and non-interest-bearing deposits with financial institutions	$11,065		$9,693
Interest-bearing deposits with financial institutions	54,830		76,630
Total	$65,895	(1)	$86,323	(1)

(1)	Net of allowances of $4 (2021 – $1).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,958 million (2021 – $5,719 million) and are included above.

7	Fair Value of Financial Instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Independent Price Verification (IPV) is undertaken to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains a list of pricing sources that

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are used in the IPV process. These sources include, but are not limited to, brokers, exchanges and pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed to determine the market presence or market representative levels.

Quoted prices are not always available for over-the-counter (OTC) transactions as well as transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 171.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans are comprised of loans for market making, loans that serve as hedges to total return swaps, purchased mortgages pooled for securitization, and precious metal loans. Trading loans for market making or that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services. Purchased mortgages that are held prior to securitization are valued using inputs observed from the MBS market. Precious metal loans are valued using a discounted cash flow model incorporating observable market inputs, including precious metals spot and forward prices and interest rate curves.

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on unadjusted quoted prices in active markets, where available. Where quoted prices in active markets are not available, the fair value is determined by utilizing recent transaction prices, reliable broker quotes, or pricing services, which derive fair values using only observable valuation inputs, which are significant to the fair values.

For securities for which quoted prices are not available, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors that are observable inputs such as credit spread and contracted features.

Corporate and other debt

Corporate and other debt securities are valued using unadjusted quoted prices from independent market data providers or third-party broker quotes from an active market. Where direct prices from active markets are not available, the valuation is performed with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread, interest rate curves, and recovery rates. These inputs are verified through an IPV process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the significant inputs used to price such instruments.

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using broker quotes and independent market data providers. In limited circumstances, an internal price-based model may be used with the unobservable inputs that are significant to the fair value.

Equity securities

The fair value of equity securities is based on unadjusted quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

For private equity securities, where quoted prices in active markets are not readily available, the fair value is determined as a multiple of the underlying earnings or percentage of underlying net asset value obtained from third-party general partner statements.

Derivatives

Fair values of exchange-traded derivatives are based on unadjusted quoted market prices from an active market. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account observable valuation inputs such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot, forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs, such as volatility, correlation, and forward curves, may include long dated contracts (interest rate swaps, currency swaps, option contracts, commodity contracts and certain credit default swaps) and other derivative products that reference a basket of assets.

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Consolidated Financial Statements

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and creditworthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

•

Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.

•

For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio.

•

For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term.

•	For all floating rate loans fair value is assumed to equal book value.

The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal book value.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term.

For structured notes containing embedded features that are bifurcated from plain vanilla notes, the fair value of the embedded derivatives is determined using option pricing models with observable inputs similar to other interest rate or equity derivative contracts.

Certain deposits that are designated at FVTPL are structured notes. Their coupon or repayment terms can be linked to the performance of market parameters such as interest rates, equities, and foreign currencies. The fair value of these structured notes is determined using models which incorporate observable market inputs, such as interest rate curves, equity prices, equity volatility and foreign exchange rates. Some structured notes may have significant unobservable inputs to model valuation such as interest rate volatility and equity correlation.

Obligations related to securities sold short

The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks. The fair values of other liabilities are determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term or market prices for instruments with similar terms and risks.

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2022		2021
As at October 31 ($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$65,895	$65,895	$86,323	$86,323
Trading assets	113,154	113,154	146,312	146,312
Securities purchased under resale agreements and securities borrowed	175,313	175,313	127,739	127,739
Derivative financial instruments	55,699	55,699	42,302	42,302
Investment securities – FVOCI and FVTPL	86,398	86,398	57,042	57,042
Investment securities – amortized cost	22,443	23,610	18,133	18,157
Loans	729,149	744,987	641,964	636,986
Customers’ liability under acceptances	19,494	19,494	20,404	20,404
Other financial assets	27,394	27,394	14,256	14,256
Liabilities:
Deposits	904,033	916,181	798,335	797,259
Financial instruments designated at fair value through profit or loss	22,421	22,421	22,493	22,493
Acceptances	19,525	19,525	20,441	20,441
Obligations related to securities sold short	40,449	40,449	40,954	40,954
Derivative financial instruments	65,900	65,900	42,203	42,203
Obligations related to securities sold under repurchase agreements and securities lent	139,025	139,025	123,469	123,469
Subordinated debentures	8,038	8,469	6,733	6,334
Other financial liabilities	45,723	46,682	39,802	40,254

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Consolidated Financial Statements

Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For FVOCI investment securities, derivatives and financial instruments measured at FVTPL or designated as fair value through profit or loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2022				2021
As at October 31 ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$543	$–	$543	$–	$755	$–	$755
Trading assets
Loans	–	7,811	–	7,811	–	8,113	–	8,113
Canadian federal government and government guaranteed debt	10,139	4,595	–	14,734	9,272	3,842	–	13,114
Canadian provincial and municipal debt	4,299	5,978	–	10,277	5,556	4,298	–	9,854
US treasury and other US agencies’ debt	11,957	–	–	11,957	6,760	63	–	6,823
Other foreign governments’ debt	15	8,287	–	8,302	129	9,559	–	9,688
Corporate and other debt	2,367	8,976	1	11,344	2,595	9,185	40	11,820
Equity securities	46,698	224	11	46,933	85,688	160	1	85,849
Other	–	1,796	–	1,796	–	1,051	–	1,051
	$75,475	$37,667	$12	$113,154	$110,000	$36,271	$41	$146,312
Investment securities(2)
Canadian federal government and government guaranteed debt	$4,947	$6,055	$–	$11,002	$1,125	$4,679	$–	$5,804
Canadian provincial and municipal debt	2,029	3,400	–	5,429	1,937	3,218	–	5,155
US treasury and other US agencies’ debt	32,412	2,824	–	35,236	11,462	2,175	–	13,637
Other foreign governments’ debt	3,217	24,487	–	27,704	67	26,605	17	26,689
Corporate and other debt	40	1,874	48	1,962	10	1,319	27	1,356
Equity securities	3,210	215	1,640	5,065	2,879	218	1,304	4,401
	$45,855	$38,855	$1,688	$86,398	$17,480	$38,214	$1,348	$57,042
Derivative financial instruments
Interest rate contracts	$–	$15,193	$17	$15,210	$–	$13,124	$1	$13,125
Foreign exchange and gold contracts	–	32,223	–	32,223	–	18,293	–	18,293
Equity contracts	332	2,209	20	2,561	184	3,513	21	3,718
Credit contracts	–	780	–	780	–	245	–	245
Commodity contracts	–	4,912	13	4,925	–	6,921	–	6,921
	$332	$55,317	$50	$55,699	$184	$42,096	$22	$42,302
Liabilities:
Deposits	$–	$15	$–	$15	$–	$175	$–	$175
Financial liabilities designated at fair value through profit or loss	–	22,421	–	22,421	–	22,354	139	22,493
Obligations related to securities sold short	35,059	5,387	3	40,449	35,487	5,467	–	40,954

Derivative financial instruments
Interest rate contracts	–	22,842	12	22,854	–	13,148	15	13,163
Foreign exchange and gold contracts	–	35,634	–	35,634	–	18,171	–	18,171
Equity contracts	636	3,063	21	3,720	307	4,737	6	5,050
Credit contracts	–	25	–	25	–	30	–	30
Commodity contracts	–	3,660	7	3,667	–	5,789	–	5,789
	$636	$65,224	$40	$65,900	$307	$41,875	$21	$42,203

Instruments not carried at fair value(3):
Assets:
Investment securities – amortized cost	$2,086	$20,357	$–	$22,443	$3,714	$14,417	$2	$18,133
Loans(4)	–	–	407,267	407,267	–	–	400,565	400,565

Liabilities:
Deposits(4)	–	365,134	–	365,134	–	290,341	–	290,341
Subordinated debentures	–	8,038	–	8,038	–	6,733	–	6,733
Other liabilities	–	23,679	330	24,009	–	24,414	209	24,623

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $23,610 (October 31, 2021 – $18,157).
(3)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(4)	Represents fixed rate instruments.

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Consolidated Financial Statements

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at October 31, 2022, in the fair value hierarchy comprised of structured corporate bonds, equity securities, complex derivatives and obligations related to securities sold short.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2022.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2022
($ millions)	Fair value November 1 2021	Gains/(losses) recorded in income	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2022	Change in unrealized gains/(losses) recorded in income for instruments still held(1)
Trading assets
Corporate and other debt	$40	$(2)	$–	$–	$(31)	$(6)	$1	$–
Equity securities	1	–	–	3	(1)	8	11	–
	41	(2)	–	3	(32)	2	12	–

Investment securities
Other foreign governments’ debt	17	–	–	60	–	(77)	–	n/a
Corporate and other debt	27	(2)	(14)	42	(5)	–	48	(3)
Equity securities	1,304	284	13	261	(226)	4	1,640	284
	1,348	282	(1)	363	(231)	(73)	1,688	281

Derivative financial instruments – assets
Interest rate contracts	1	12	–	6	–	(2)	17	12
Equity contracts	21	(4)	–	5	–	(2)	20	(2	)(2)
Commodity contracts	–	13	–	–	–	–	13	13

Derivative financial instruments – liabilities
Interest rate contracts	(15)	(12)	–	–	–	15	(12)	(10	)(3)
Equity contracts	(6)	(10)	–	(7)	–	2	(21)	(6	)(2)
Commodity contracts	–	(7)	–	–	–	–	(7)	(7)
	1	(8)	–	4	–	13	10	–
Financial liabilities designated at fair value through profit or loss	(139)	23	–	(22)	12	126	–	–
Obligations related to securities sold short	–	–	–	(2)	3	(4)	(3)	–
Total	$1,251	$295	$(1)	$346	$(248)	$64	$1,707	$281

(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2021.

	As at October 31, 2021
($ millions)	Fair value November 1 2020	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2021
Trading assets	$18	$7	$–	$28	$(94)	$82	$41
Investment securities	910	288	41	260	(180)	29	1,348
Derivative financial instruments	(12)	(4)	–	(62)	51	28	1
Financial liabilities designated at fair value through profit or loss	–	(2)	–	(101)	–	(36)	(139)

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability becomes available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The following significant transfers made between Levels 1 and 2 were based on whether the fair value was determined using quoted market prices from an active market.

During the year-ended October 31, 2022:

•	Trading assets of $705 million, investment securities of $401 million and obligations related to securities sold short of $40 million were transferred out of Level 2 into Level 1.
•	Trading assets of $2,099 million, investment securities of $491 million and obligations related to securities sold short of $867 million were transferred out of Level 1 into Level 2.

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Consolidated Financial Statements

During the year-ended October 31, 2021:

•	Trading assets of $10,045 million, investment securities of $3,407 million and obligations related to securities sold short of $2,550 million were transferred out of Level 2 into Level 1.
•	Trading assets of $9,972 million, investment securities of $13,522 million and obligations related to securities sold short of $2,235 million were transferred out of Level 1 into Level 2.

The following significant transfers made between Levels 2 and 3 were based on whether the fair value was determined using significant unobservable inputs.

During the year-ended October 31, 2022:

•	Investments in other foreign governments’ debt of $77 million and financial liabilities designated at fair value through profit or loss of $126 million were transferred out of Level 3 into Level 2.

During the year-ended October 31, 2021:

•	Trading equity securities of $72 million were transferred out of Level 2 into Level 3.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)

Investment securities		General Partner valuations

Private equity securities(2)	Market comparable	per net asset value	97%	(65)/65
		Capitalization rate	3%

Derivative financial instruments

Interest rate contracts	Option pricing	Interest rate		(1)/1
	model	volatility	16% - 93%

Equity contracts	Option pricing	Equity volatility	2% - 64%	(6)/6
	model	Correlation	(58%) - 97%
Commodity contracts	Discounted cash flow	Forward curves	4% - 15%	(4)/4

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)

The valuation of private equity securities utilizes net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments.

General Partner (GP) Valuations per Net Asset Value

Net asset values provided by GPs represent the fair value of investments in private equity securities.

Correlation

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Volatility

Volatility for equity derivatives is a measure of asset price fluctuation. Interest rate volatility measures variability of a security yield or interest rate. Historic volatility is often calculated as the annualized standard deviation of daily price or yield variation for a given time period. Implied volatility is such that, when input into an option pricing model, returns a value equal to the current market value of the option.

Forward curves

Monthly forward curves for commodity contracts are required inputs to valuation. A portion of the forward curves are unobservable.

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Consolidated Financial Statements

8	Trading Assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2022 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$1,072	$2,581	$7,089	$1,934	$2,057	$1	$14,734
Canadian provincial and municipal debt	1,906	1,839	948	1,256	4,328	–	10,277
U.S. treasury and other U.S. agency debt	1,216	5,224	3,277	2,000	240	–	11,957
Other foreign government debt	2,610	1,643	3,545	356	148	–	8,302
Common shares	–	–	–	–	–	46,753	46,753
Other	540	1,620	5,415	2,706	1,064	179	11,524
Total	$7,344	$12,907	$20,274	$8,252	$7,837	$46,933	$103,547
Total by currency (in Canadian equivalent):
Canadian dollar	$3,274	$5,206	$10,243	$4,336	$6,859	$27,961	$57,879
U.S. dollar	1,304	5,694	6,448	3,550	836	12,347	30,179
Mexican peso	411	1,094	2,891	77	64	120	4,657
Other currencies	2,355	913	692	289	78	6,505	10,832
Total trading securities	$7,344	$12,907	$20,274	$8,252	$7,837	$46,933	$103,547

As at October 31, 2021 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$868	$892	$6,134	$2,399	$2,821	$–	$13,114
Canadian provincial and municipal debt	778	1,434	1,829	1,215	4,598	–	9,854
U.S. treasury and other U.S. agency debt	61	1,097	3,366	2,123	176	–	6,823
Other foreign government debt	3,226	2,000	4,022	293	147	–	9,688
Common shares	–	–	–	–	–	85,016	85,016
Other	873	1,547	5,969	2,180	1,251	833	12,653
Total	$5,806	$6,970	$21,320	$8,210	$8,993	$85,849	$137,148
Total by currency (in Canadian equivalent):
Canadian dollar	$2,151	$2,663	$9,034	$4,663	$8,028	$28,116	$54,655
U.S. dollar	432	1,848	7,618	3,124	717	42,386	56,125
Mexican peso	1,038	820	2,316	17	40	630	4,861
Other currencies	2,185	1,639	2,352	406	208	14,717	21,507
Total trading securities	$5,806	$6,970	$21,320	$8,210	$8,993	$85,849	$137,148

(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2022	2021
Trading loans(1)(2)
U.S.(3)	$6,489	$5,308
Europe(4)	708	548
Asia Pacific(4)	–	15
Canada(4)	512	2,034
Other(4)	102	208
Total	$7,811	$8,113

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are primarily denominated in U.S. dollars.
(3)

Includes trading loans that serve as a hedge to loan-based credit total return swaps of $6,414 (2021 – $5,203), while the remaining relates to short-term precious metals trading and lending activities.

(4)	These loans are primarily related to short-term precious metals trading and lending activities.

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Consolidated Financial Statements

9	Financial Instruments Designated at Fair Value Through Profit or Loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.

The following table presents the fair value of financial liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value		Cumulative change in FV(1)
	As at		For the year ended
October 31 ($ millions)	2022	2021	2022	2021	2022	2021
Liabilities
Senior note liabilities(2)	$22,421	$22,493	$8,600	$(906)	$7,893	$(707)

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	Carrying Value	Difference between carrying value and contractual maturity amount	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk(1)
As at October 31, 2022	$30,314	$22,421	$7,893	$1,958	$1,229
As at October 31, 2021	$21,786	$22,493	$(707)	$(270)	$(729)

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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Consolidated Financial Statements

10	Derivative Financial Instruments

(a)	Notional amounts(1)

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2022			2021
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$205,283	$–	$205,283	$123,348	$–	$123,348
Options purchased	–	–	–	2,562	–	2,562
Options written	–	–	–	1,000	–	1,000
	205,283	–	205,283	126,910	–	126,910
Over-the-counter:
Forward rate agreements	305	–	305	820	–	820
Swaps	365,945	30,871	396,816	336,144	27,875	364,019
Options purchased	39,321	–	39,321	38,298	–	38,298
Options written	44,567	–	44,567	40,785	–	40,785
	450,138	30,871	481,009	416,047	27,875	443,922
Over-the-counter (settled through central counterparties):
Forward rate agreements	132,691	–	132,691	219,021	–	219,021
Swaps	5,061,950	255,932	5,317,882	3,708,222	289,185	3,997,407
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	5,194,641	255,932	5,450,573	3,927,243	289,185	4,216,428
Total	$5,850,062	$286,803	$6,136,865	$4,470,200	$317,060	$4,787,260
Foreign exchange and gold contracts
Exchange-traded:
Futures	$14,880	$–	$14,880	$15,798	$–	$15,798
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	14,880	–	14,880	15,798	–	15,798
Over-the-counter:
Spot and forwards	433,314	38,737	472,051	381,737	28,642	410,379
Swaps	576,564	118,890	695,454	502,558	67,617	570,175
Options purchased	25,783	–	25,783	16,256	–	16,256
Options written	26,716	–	26,716	16,495	–	16,495
	1,062,377	157,627	1,220,004	917,046	96,259	1,013,305
Over-the-counter (settled through central counterparties):
Spot and forwards	15,662	–	15,662	16,627	–	16,627
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	15,662	–	15,662	16,627	–	16,627
Total	$1,092,919	$157,627	$1,250,546	$949,471	$96,259	$1,045,730
Other derivative contracts
Exchange-traded:
Equity	$56,472	$–	$56,472	$52,335	$–	$52,335
Credit	–	–	–	–	–	–
Commodity and other contracts	30,441	–	30,441	31,652	–	31,652
	86,913	–	86,913	83,987	–	83,987
Over-the-counter:
Equity	62,617	873	63,490	92,052	965	93,017
Credit	19,957	–	19,957	20,800	–	20,800
Commodity and other contracts	31,959	–	31,959	29,476	–	29,476
	114,533	873	115,406	142,328	965	143,293
Over-the-counter (settled through central counterparties):
Equity	–	–	–	–	–	–
Credit	7,077	–	7,077	6,621	–	6,621
Commodity and other contracts	388	–	388	201	–	201
	7,465	–	7,465	6,822	–	6,822
Total	$208,911	$873	$209,784	$233,137	$965	$234,102
Total notional amounts outstanding	$7,151,892	$445,303	$7,597,195	$5,652,808	$414,284	$6,067,092

(1)	The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

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Consolidated Financial Statements

(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2022 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$144,488	$60,795	$–	$205,283
Forward rate agreements	109,569	23,122	305	132,996
Swaps	2,458,160	2,142,509	1,114,029	5,714,698
Options purchased	16,599	19,841	2,881	39,321
Options written	13,897	18,045	12,625	44,567
	2,742,713	2,264,312	1,129,840	6,136,865
Foreign exchange and gold contracts
Futures	7,334	7,342	204	14,880
Spot and forwards	452,733	27,323	7,657	487,713
Swaps	175,690	331,270	188,494	695,454
Options purchased	18,916	6,514	353	25,783
Options written	21,698	4,675	343	26,716
	676,371	377,124	197,051	1,250,546
Other derivative contracts
Equity	78,998	40,414	550	119,962
Credit	17,124	6,602	3,308	27,034
Commodity and other contracts	42,464	20,027	297	62,788
	138,586	67,043	4,155	209,784
Total	$3,557,670	$2,708,479	$1,331,046	$7,597,195

As at October 31, 2021 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$68,444	$54,787	$117	$123,348
Forward rate agreements	172,600	46,433	808	219,841
Swaps	1,461,005	1,989,045	911,376	4,361,426
Options purchased	22,432	15,694	2,734	40,860
Options written	17,428	14,895	9,462	41,785
	1,741,909	2,120,854	924,497	4,787,260
Foreign exchange and gold contracts
Futures	9,032	6,382	384	15,798
Spot and forwards	399,518	21,526	5,962	427,006
Swaps	116,067	287,705	166,403	570,175
Options purchased	12,215	3,976	65	16,256
Options written	14,373	2,115	7	16,495
	551,205	321,704	172,821	1,045,730
Other derivative contracts
Equity	102,031	43,146	175	145,352
Credit	15,554	7,810	4,057	27,421
Commodity and other contracts	39,966	21,182	181	61,329
	157,551	72,138	4,413	234,102
Total	$2,450,665	$2,514,696	$1,101,731	$6,067,092

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2022. To control credit risk associated with derivatives, the Bank uses similar credit risk management activities and procedures to the approaches used in the lending business in assessing and adjudicating exposure. The Bank utilizes a risk metric, potential future exposure (PFE) for derivatives, to measure utilization

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against established credit limits to the counterparty. PFE measures the effect that changes in the market have on derivative exposures throughout the lifetime of the counterparties’ trades. Additionally, PFE considers risk mitigants such as netting and collateralization. PFE limits and utilization for derivatives counterparties are authorized and monitored by the Bank’s risk management unit.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 84 of the 2022 Annual Report).

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, and bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. CRA takes into account master netting or collateral arrangements that have been made1. CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the exposure at default (EAD) prescribed in the Capital Adequacy Requirements (CAR) Guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The risk-weighted asset is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2022				2021
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk- Weighted Assets	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk- Weighted Assets
Interest rate contracts
Futures	$205,283	$–	$10	$–	$123,348	$–	$18	$1
Forward rate agreements	132,996	311	93	55	219,841	32	125	68
Swaps	5,714,698	4,331	7,655	589	4,361,426	3,951	4,760	1,120
Options purchased	39,321	183	179	50	40,860	70	44	10
Options written	44,567	–	7	1	41,785	–	11	3
	6,136,865	4,825	7,944	695	4,787,260	4,053	4,958	1,202
Foreign exchange and gold contracts
Futures	14,880	–	253	5	15,798	–	148	3
Spot and forwards	487,713	1,784	5,834	1,425	427,006	1,604	4,455	1,404
Swaps	695,454	2,147	10,330	2,273	570,175	1,128	7,287	1,660
Options purchased	25,783	472	638	172	16,256	351	247	118
Options written	26,716	–	16	3	16,495	–	14	2
	1,250,546	4,403	17,071	3,878	1,045,730	3,083	12,151	3,187
Other derivative contracts
Equity	119,962	636	6,534	968	145,352	1,423	9,707	1,340
Credit	27,034	271	415	136	27,421	197	304	59
Commodity and other contracts	62,788	2,636	9,057	649	61,329	4,562	6,610	1,182
	209,784	3,543	16,006	1,753	234,102	6,182	16,621	2,581
Credit Valuation Adjustment	–	–	–	6,422	–	–	–	3,957
Total derivatives	$7,597,195	$12,771	$41,021	$12,748	$6,067,092	$13,318	$33,730	$10,927
Amount settled through central counterparties(2)
Exchange-traded	307,076	–	8,110	175	226,695	–	5,200	123
Over-the-counter	5,473,700	–	4,175	83	4,239,877	–	849	17
	$5,780,776	$–	$12,285	$258	$4,466,572	$–	$6,049	$140

(1)

The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $42,929 (2021 – $28,961) for CRA, and $84,431 (2021 – $67,487) for CEA.

(2)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

[1]	Regulatory haircuts prescribed by the OSFI CAR Guidelines are applied to the collateral balances of the CRA measure.

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(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2022		2022		2021
	Average fair value		Year-end fair value		Year-end fair value(1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$121	$23	$311	$48	$69	$3
Swaps	9,243	10,631	8,385	8,300	9,805	9,427
Options	558	563	1,384	571	412	195
	9,922	11,217	10,080	8,919	10,286	9,625
Foreign exchange and gold contracts
Forwards	6,782	5,412	8,624	7,128	4,823	4,154
Swaps	12,148	12,461	15,672	16,722	9,070	10,796
Options	462	361	795	576	357	259
	19,392	18,234	25,091	24,426	14,250	15,209
Other derivative contracts
Equity	3,555	4,041	2,560	3,648	3,677	5,049
Credit	487	25	780	25	245	30
Commodity and other contracts	7,317	5,964	4,925	3,667	6,921	5,789
	11,359	10,030	8,265	7,340	10,843	10,868
Trading derivatives’ market valuation	$40,673	$39,481	$43,436	$40,685	$35,379	$35,702
Hedging
Interest rate contracts
Swaps			$5,130	$13,935	$2,839	$3,538
Foreign exchange and gold contracts
Forwards			956	1,078	461	236
Swaps			6,176	10,130	3,582	2,726
			$7,132	$11,208	$4,043	$2,962
Other derivative contracts
Equity			$1	$72	$41	$1
Hedging derivatives’ market valuation			$12,263	$25,215	$6,923	$6,501
Total derivative financial instruments as per Statement of Financial Position			$55,699	$65,900	$42,302	$42,203
Less: impact of master netting and collateral(2)			42,929	42,929	28,961	28,961
Net derivative financial instruments(2)			$12,770	$22,971	$13,341	$13,242

(1)

The average fair value of trading derivatives’ market valuation for the year ended October 31, 2021 was: favourable $37,046 and unfavourable $35,339. Average fair value amounts are based on the latest 13 month-end balances.

(2)

Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank manages interest rate risk, foreign currency risk and equity risk through hedge accounting transactions.

Interest rate risk

Single-currency interest rate swaps are used to hedge interest rate risk exposure. In fair value hedges of interest rate risk, the interest rate exposure from fixed rate assets and liabilities is converted from fixed to floating rate exposure. In cash flow hedges of interest rate risk, the interest rate exposure from floating rate assets and liabilities is converted from floating to fixed rate exposure. The Bank generally hedges interest rate risk only to the extent of benchmark interest rates.

Foreign currency risk

In fair value hedges, cross-currency swaps and single-currency interest rate swaps are used to manage foreign currency exposure in conjunction with interest rate exposure. Cross-currency interest rate swaps or a combination of cross-currency basis swaps and single-currency interest rate swaps are mainly used to convert a foreign currency fixed rate exposure to a functional currency floating rate exposure. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In cash flow hedges, cross-currency interest rate swaps, single-currency interest rate swaps, foreign currency forwards and foreign currency assets or liabilities are used to manage foreign currency exposure, or a combined foreign currency and interest rate exposure. Cross-currency interest rate swaps are used to offset the foreign currency exposure by exchanging the interest cash flows in one currency to another currency. Single-currency interest rate swaps may be used in conjunction with cross-currency swaps to convert the foreign currency exposure or resulting functional currency exposure from floating to fixed. Foreign currency forwards and foreign currency denominated assets and liabilities are used to offset the exposure arising from highly probable future cash flows, including purchase considerations for business acquisitions and sale proceeds for business divestitures that are denominated in a foreign currency. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In net investment hedges, the Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage foreign currency exposure. The designated non-derivative liabilities are denominated in the functional currency of the net investment, such that the foreign currency translation impact from the net investment will be offset by the foreign currency impact from the designated liabilities. The foreign currency forward contracts are structured to sell the functional currency of the net investment in return for the Bank’s functional currency.

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Equity risk

Equity risk is created by the Bank’s share-based compensation plans awarded to employees. In cash flow hedges, total return swaps are mainly used to offset the equity exposure by exchanging interest payments for payments based on the returns on the underlying shares.

For all of the risks identified above, the economic relationship and hedge ratio are determined using a qualitative and quantitative assessment. This assessment incorporates comparison of critical terms of the hedged and hedging item, and regression analysis. For regression analysis, a hedging relationship is considered highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8 or greater; slope of the regression is within a 0.8-1.25 range; and confidence level of the slope is at least 95%. The main sources of hedge ineffectiveness include the following:

•	The use of different discount curves to value the hedged item and the hedging derivative in fair value hedges, in order to reflect the reduced credit risk of collateralized derivatives;
•	Differences in key terms such as the underlying reference interest rate tenor, reset/settlement frequency and floating spread between the hedging instruments and the hedged item.

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. However, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”.

The following table summarizes the notional amounts of derivatives and carrying amounts of cash and deposit liabilities designated as hedging instruments.

	2022				2021
	Notional amounts(1)				Notional amounts(1)
	Remaining term to maturity				Remaining term to maturity
As at October 31 ($ millions)	Within one year	One to five years	Over five years	Total	Within one year	One to five years	Over five years	Total
Fair value hedges
Interest rate risk – swaps	$35,535	$89,709	$17,588	$142,832	$21,850	$127,350	$14,489	$163,689
Foreign currency/interest rate risk – swaps	–	–	–	–	–	11	–	11

Cash flow hedges
Interest rate risk – swaps	18,267	69,933	34,180	122,380	34,489	62,934	28,754	126,177
Foreign currency/interest rate risk – swaps	16,886	17,628	8,527	43,041	16,906	23,224	7,645	47,775
Foreign currency risk
Swaps	47,525	89,863	28,745	166,133	29,002	54,434	14,425	97,861
Foreign currency forwards	14,699	–	–	14,699	10,510	–	–	10,510
Cash	77	–	–	77	66	–	–	66
Equity risk – total return swaps	270	603	–	873	316	649	–	965

Net investment hedges
Foreign currency risk
Foreign currency forwards	24,038	–	–	24,038	18,132	–	–	18,132
Deposit liabilities	6,289	–	–	6,289	5,714	–	–	5,714
Total	$163,586	$267,736	$89,040	$520,362	$136,985	$268,602	$65,313	$470,900

(1)	Notional amounts relating to derivatives that are hedging multiple risks in both assets and liabilities are included in more than one category.

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The following table shows the average rate or price of significant hedging instruments.

	2022			2021
	Average rate or price(1)			Average rate or price(1)
As at October 31	Fixed interest rate	FX rate	Price	Fixed interest rate	FX rate	Price
Fair value hedges
Interest rate risk – swaps	1.83%	n/a	n/a	1.18%	n/a	n/a

Cash flow hedges
Interest rate risk – swaps	2.57%	n/a	n/a	1.22%	n/a	n/a
Foreign currency/interest rate risk – swaps
CAD-USD	1.70%	1.30	n/a	1.33%	1.31	n/a
Foreign currency risk
Swaps
CAD-USD	n/a	1.27	n/a	n/a	1.27	n/a
CAD-EUR	n/a	1.19	n/a	n/a	1.50	n/a
CAD-GBP	n/a	1.56	n/a	n/a	1.72	n/a
Foreign currency forwards
CAD-USD	n/a	1.29	n/a	n/a	1.26	n/a
Equity price risk – total return swaps	n/a	n/a	$65.85	n/a	n/a	$71.29

Net investment hedges
Foreign currency risk – foreign currency forwards
CAD-USD	n/a	1.29	n/a	n/a	1.26	n/a
MXN-CAD	n/a	16.91	n/a	n/a	16.77	n/a
PEN-CAD	n/a	3.07	n/a	n/a	3.08	n/a

(1)

The average rate or price is calculated in aggregate for all of the Bank’s hedge relationships, including hedges of assets and liabilities. The majority of the Bank’s hedges have a remaining term to maturity of less than 5 years.

For fair value hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2022 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$4,238	$(4,635)	$1,188	$(1,179)	$9
Investment securities			2,837	(2,811)	26	$31,325	$(2,500)	$54
Loans			2,550	(2,579)	(29)	111,469	(1,552)	(1,926)
Deposit liabilities			(3,998)	4,010	12	(72,004)	3,997	312
Subordinated debentures			(201)	201	–	(5,354)	202	(44)

Foreign currency/interest
rate risk – swaps	–	–	–	–	–
Investment securities			–	–	–	80	–	(1)
Total	$4,238	$(4,635)	$1,188	$(1,179)	$9	$65,516	$147	$(1,605)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2022.
(3)

This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.

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	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2021 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$1,868	$(967)	$1,708	$(1,736)	$(28)
Investment securities			790	(809)	(19)	$16,315	$92	$163
Loans			2,233	(2,230)	3	117,009	(1,339)	5
Deposit liabilities			(1,236)	1,224	(12)	(60,444)	417	(371)
Subordinated debentures			(79)	79	–	(4,692)	(1)	(71)

Foreign currency/interest
rate risk – swaps	–	(1)	3	(2)	1
Investment securities			3	(2)	1	89	–	(1)
Total	$1,868	$ (968)	$ 1,711	$(1,738)	$ (27)	$ 68,277	$(831)	$(275)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2021.
(3)

This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.

For cash flow hedges and net investment hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2022 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$1,977	$(7,683)	$(4,193)	$(4,250)	$11
Foreign currency/interest rate risk – swaps	314	(3,277)	(4,318)	(4,349)	(24)
Foreign currency risk
Swaps	4,777	(8,470)	(2,592)	(2,589)	(5)
Foreign currency forwards	678	(61)	1,162	1,159	2
Cash	72	–	22	22	–
Equity risk – total return swaps	1	(72)	(134)	(134)	–
	7,819	(19,563)	(10,053)	(10,141)	(16)
Net investment hedges
Foreign currency risk
Foreign currency forwards	278	(1,017)	(1,343)	(1,343)	–
Deposit liabilities	n/a	(6,289)	(574)	(574)	–
	278	(7,306)	(1,917)	(1,917)	–
Total	$8,097	$(26,869)	$(11,970)	$(12,058)	$(16)

(1)

Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2022.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)

For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

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	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2021 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$1,204	$(2,818)	$(1,004)	$(1,017)	$16
Foreign currency/interest rate risk – swaps	2,428	(180)	1,352	1,378	(5)
Foreign currency risk
Swaps	921	(2,298)	(1,969)	(1,973)	1
Foreign currency forwards	25	(155)	72	69	5
Cash	66	–	(2)	(2)	–
Equity risk – total return swaps	41	(1)	330	330	–
	4,685	(5,452)	(1,221)	(1,215)	17
Net investment hedges
Foreign currency risk
Foreign currency forwards	436	(81)	841	841	–
Deposit liabilities	n/a	(5,714)	435	435	–
	436	(5,795)	1,276	1,276	–
Total	$5,121	$ (11,247)	$ 55	$ 61	$ 17

(1)

Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2021.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)

For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

For cash flow hedges and net investment hedges, the following table contains information regarding the impacts on the Consolidated Statement of Other Comprehensive Income on a pre-tax basis.

	AOCI gains/ (losses) as at November 1, 2021	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	AOCI gains/ (losses) as at October 31, 2022	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2022
For the year ended October 31, 2022 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(456)	$(4,204)	$1,202	$(3,458)	$(3,526)	$68
Foreign currency/interest rate risk	(9)	(4,294)	2,428	(1,875)	(2,003)	128
Foreign currency risk	43	(1,405)	181	(1,181)	(1,179)	(2)
Equity risk	61	(134)	69	(4)	(4)	–
	(361)	(10,037)	3,880	(6,518)	(6,712)	194
Net investment hedges
Foreign currency risk	(1,829)	(1,917)	262	(3,484)	(3,387)	(97)
Total	$(2,190)	$(11,954)	$4,142	$(10,002)	$(10,099)	$97

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

	AOCI gains/ (losses) as at November 1, 2020	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	AOCI gains/ (losses) as at October 31, 2021	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2021
For the year ended October 31, 2021 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$412	$(1,033)	$165	$(456)	$(991)	$535
Foreign currency/interest rate risk	1,054	1,434	(2,497)	(9)	(192)	183
Foreign currency risk	(706)	(1,998)	2,747	43	31	12
Equity risk	(30)	330	(239)	61	61	–
	730	(1,267)	176	(361)	(1,091)	730
Net investment hedges
Foreign currency risk	(3,136)	1,276	31	(1,829)	(1,726)	(103)
Total	$(2,406)	$9	$207	$(2,190)	$(2,817)	$627

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other.

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Consolidated Financial Statements

11	Offsetting Financial Assets and Financial Liabilities

The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2022 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated Statement of Financial Position		Net amount(3)
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)(4)
Derivative financial instruments	$55,775	$(76)	$55,699	$(36,519)	$(6,132)	$13,048
Securities purchased under resale agreements and securities borrowed	230,893	(55,580)	175,313	(16,173)	(151,417)	7,723
Total	$286,668	$(55,656)	$231,012	$(52,692)	$(157,549)	$20,771

Types of financial liabilities
Derivative financial instruments	$65,976	$(76)	$65,900	$(36,519)	$(17,484)	$11,897
Obligations related to securities sold under repurchase agreements and securities lent	194,605	(55,580)	139,025	(16,173)	(118,559)	4,293
Total	$260,581	$(55,656)	$204,925	$(52,692)	$(136,043)	$16,190

As at October 31, 2021 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated statement of Financial Position		Net amount(3)
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)
Derivative financial instruments	$42,489	$(187)	$42,302	$(25,293)	$(3,608)	$13,401
Securities purchased under resale agreements and securities borrowed	160,621	(32,882)	127,739	(14,823)	(109,981)	2,935
Total	$203,110	$(33,069)	$170,041	$(40,116)	$(113,589)	$16,336

Types of financial liabilities
Derivative financial instruments	$42,390	$(187)	$42,203	$(25,293)	$(6,489)	$10,421
Obligations related to securities sold under repurchase agreements and securities lent	156,351	(32,882)	123,469	(14,823)	(103,340)	5,306
Total	$198,741	$(33,069)	$165,672	$(40,116)	$(109,829)	$15,727

(1)

Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

(2)

Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.

(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)

Derivative financial instruments assets include cash collateral of $4,271 million and non-cash collateral of $1,861 million. Derivative financial instruments liabilities include cash collateral of $17,215 million and non-cash collateral of $269 million.

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Consolidated Financial Statements

12	Investment Securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

As at October 31 ($ millions)	2022	2021
Debt investment securities measured at FVOCI	$81,271	$52,611
Debt investment securities measured at amortized cost	23,610	18,157
Equity investment securities designated at FVOCI	3,439	3,178
Equity investment securities measured at FVTPL	1,626	1,223
Debt investment securities measured at FVTPL	62	30
Total investment securities	$110,008	$75,199

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

	2022				2021
As at October 31 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,372	$4	$374	$11,002	$5,694	$135	$25	$5,804
Canadian provincial and municipal debt	5,860	1	432	5,429	5,202	12	59	5,155
U.S. treasury and other U.S. agency debt	37,690	80	2,534	35,236	13,528	188	79	13,637
Other foreign government debt	28,794	27	1,135	27,686	27,126	60	515	26,671
Other debt	1,989	1	72	1,918	1,339	9	4	1,344
Total	$85,705	$113	$4,547	$81,271	$52,889	$404	$682	$52,611

(b)	Debt investment securities measured at amortized cost

	2022		2021
As at October 31 ($ millions)	Fair Value	Carrying value(1)	Fair Value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$8,684	$9,024	$12,310	$12,372
U.S. treasury and other U.S. agency debt	12,212	13,042	4,712	4,687
Other foreign government debt	1,459	1,470	970	960
Corporate debt	88	74	141	138
Total	$22,443	$23,610	$18,133	$18,157

(1)	Balances are net of allowances of $1 (2021 were not significant).

(c)	Equity investment securities designated at fair value through other comprehensive income (FVOCI)

The Bank has designated certain equity securities at FVOCI shown in the following table as these investments are held for strategic purposes.

As at October 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$–	$–	$–	$–
Common shares	3,175	487	223	3,439
Total	$3,175	$487	$223	$3,439

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$27	$4	$3	$28
Common shares	2,710	528	88	3,150
Total	$2,737	$532	$91	$3,178

Dividend income on equity securities designated at FVOCI of $167 million for the year ended October 31, 2022 (2021 – $111 million) has been recognized in interest income.

During the year ended October 31, 2022, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $958 million (2021 – $1,291 million). These dispositions have resulted in a cumulative gain of $67 million (2021 – gain of $204 million) that remains in OCI.

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Consolidated Financial Statements

(d)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2022 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$2,617	$2,125	$4,700	$675	$885	$–	$11,002
Yield(1) %	1.0	2.7	2.2	2.1	0.2	–	1.9
Canadian provincial and municipal debt	372	688	2,537	1,832	–	–	5,429
Yield(1) %	1.2	1.8	2.1	2.5	–	–	2.1
U.S. treasury and other U.S. agency debt	762	8,665	19,695	3,295	2,819	–	35,236
Yield(1) %	2.7	1.1	2.2	2.7	2.5	–	2.0
Other foreign government debt	6,994	7,325	9,281	3,817	269	–	27,686
Yield(1) %	2.1	2.2	4.3	5.0	3.4	–	3.3
Other debt	70	101	1,527	214	3	3	1,918
Yield(1) %	9.8	2.8	4.3	3.0	5.9	4.0	4.3
	10,815	18,904	37,740	9,833	3,976	3	81,271
Equity instruments
Preferred equity instruments	–	–	–	–	–	–	–
Common shares	–	–	–	–	–	3,439	3,439
						3,439	3,439
Total FVOCI	10,815	18,904	37,740	9,833	3,976	3,442	84,710
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	682	1,867	6,104	367	4	–	9,024
Yield(1) %	1.0	3.1	2.9	7.2	0.0	–	3.1
U.S. treasury and other U.S. agency debt	–	812	149	7	12,074	–	13,042
Yield(1) %	–	1.3	3.1	4.0	3.5	–	3.4
Other foreign government debt	81	382	827	138	43	–	1,471
Yield(1) %	2.6	7.4	4.5	2.2	1.3	–	4.8
Corporate debt	2	52	(10)	29	–	–	73
Yield(1) %	2.7	3.0	3.9	2.6	–	–	2.9
	765	3,113	7,070	541	12,121	–	23,610
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,626	1,626
Debt instruments	–	–	54	8	–	–	62
Total investment securities	$11,580	$22,017	$44,864	$10,382	$16,097	$5,068	$110,008
Total by currency (in Canadian equivalent):
Canadian dollar	$3,546	$3,968	$12,560	$2,440	$900	$2,796	$26,210
U.S. dollar	1,031	11,856	24,810	4,921	14,866	1,998	59,482
Mexican peso	193	496	2,695	485	–	35	3,904
Other currencies	6,810	5,697	4,799	2,536	331	239	20,412
Total investment securities	$11,580	$22,017	$44,864	$10,382	$16,097	$5,068	$110,008

(1)	Represents the weighted-average yield of fixed income securities.

184  |  2022 Scotiabank Annual Report

Consolidated Financial Statements

	Remaining term to maturity
As at October 31, 2021 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$70	$474	$3,717	$323	$1,220	$–	$5,804
Yield(1) %	0.1	0.8	0.9	1.7	2.9	–	1.3
Canadian provincial and municipal debt	170	1,248	2,239	1,498	–	–	5,155
Yield(1) %	0.5	0.6	1.0	1.8	–	–	1.1
U.S. treasury and other U.S. agency debt	147	449	10,786	88	2,167	–	13,637
Yield(1) %	0.1	0.1	1.2	1.4	1.4	–	1.2
Other foreign government debt	7,445	7,411	9,418	2,077	320	–	26,671
Yield(1) %	1.0	1.3	2.2	2.8	2.8	–	1.7
Other debt	78	284	838	129	15	–	1,344
Yield(1) %	0.6	1.9	1.8	0.1	5.9	–	1.6
	7,910	9,866	26,998	4,115	3,722	–	52,611
Equity instruments
Preferred equity instruments	–	–	–	–	–	28	28
Common shares	–	–	–	–	–	3,150	3,150
						3,178	3,178
Total FVOCI	7,910	9,866	26,998	4,115	3,722	3,178	55,789
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	499	3,405	8,061	402	5	–	12,372
Yield(1) %	1.9	1.7	1.8	3.0	0.0	–	1.9
U.S. treasury and other U.S. agency debt	12	–	750	8	3,917	–	4,687
Yield(1) %	0.1	–	1.3	2.2	2.1	–	1.9
Other foreign government debt	74	245	329	258	54	–	960
Yield(1) %	(0.0)	(0.4)	3.4	1.1	1.2	–	1.4
Corporate debt	9	37	56	36	–	–	138
Yield(1) %	2.1	1.8	1.9	2.7	–	–	2.1
	594	3,687	9,196	704	3,976	–	18,157
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,223	1,223
Debt instruments	–	–	22	8	–	–	30
Total investment securities	$8,504	$13,553	$36,216	$4,827	$7,698	$4,401	$75,199
Total by currency (in Canadian equivalent):
Canadian dollar	$337	$4,102	$13,445	$2,296	$1,240	$2,216	$23,636
U.S. dollar	705	3,070	16,333	924	6,090	1,911	29,033
Mexican peso	276	919	1,858	157	–	29	3,239
Other currencies	7,186	5,462	4,580	1,450	368	245	19,291
Total investment securities	$8,504	$13,553	$36,216	$4,827	$7,698	$4,401	$75,199

(1)	Represents the weighted-average yield of fixed income securities.

(e)	Net gain on sale of investment securities

The following table presents the net gain on sale of investment securities:

For the year ended October 31 ($ millions)	2022	2021
Debt investment securities measured at amortized cost	$–	$53
Debt investment securities measured at FVOCI	74	366
Net gain on sale of investment securities	$74	$419

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Consolidated Financial Statements

13	Loans, Impaired Loans and Allowance for Credit Losses

(a)	Loans at amortized cost

	2022			2021
As at October 31 ($ millions)	Gross loans	Allowance for credit losses	Net carrying amount	Gross loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$349,279	$899	$348,380	$319,678	$802	$318,876
Personal loans	99,431	2,137	97,294	91,540	2,341	89,199
Credit cards	14,518	1,083	13,435	12,450	1,211	11,239
Business and government	287,107	1,229	285,878	218,944	1,272	217,672
Total	$750,335	$5,348	$744,987	$642,612	$5,626	$636,986

(b)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2022	2021
Canada:
Residential mortgages	$302,486	$280,169
Personal loans	78,427	73,592
Credit cards	6,970	6,213
Business and government	105,277	77,353
	493,160	437,327
United States:
Personal loans	2,830	1,137
Business and government	66,680	42,295
	69,510	43,432
Mexico:
Residential mortgages	13,080	9,826
Personal loans	2,556	2,454
Credit cards	675	540
Business and government	23,744	18,902
	40,055	31,722
Chile:
Residential mortgages	19,441	17,176
Personal loans	4,766	4,680
Credit cards	2,921	2,299
Business and government	24,197	20,806
	51,325	44,961
Peru:
Residential mortgages	3,719	2,894
Personal loans	5,025	4,536
Credit cards	942	467
Business and government	12,819	11,511
	22,505	19,408
Colombia:
Residential mortgages	1,910	2,222
Personal loans	2,115	1,967
Credit cards	1,443	1,608
Business and government	5,541	6,205
	11,009	12,002
Other International:
Residential mortgages	8,643	7,391
Personal loans	3,712	3,174
Credit cards	1,568	1,323
Business and government	48,848	41,872
	62,771	53,760
Total loans	750,335	642,612
Acceptances(2)	19,494	20,404
Total loans and acceptances(3)	769,829	663,016
Allowance for credit losses	(5,379)	(5,663)
Total loans and acceptances net of allowance for credit losses	$764,450	$657,353

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	0.4% of acceptances reside outside Canada (October 31, 2021 – 1.2%).
(3)

Loans and acceptances denominated in US dollars were $158,715 (2021 – $112,919), in Chilean pesos $39,418 (2021 – $36,126), Mexican pesos $29,194 (2021 – $23,363), and in other foreign currencies $51,445 (2021 – $46,403).

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Consolidated Financial Statements

(c)	Loan maturities

As at October 31, 2022	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$41,557	$269,576	$13,011	$24,487	$648	$349,279	$114,060	$232,519	$2,700	$349,279
Personal loans	15,772	37,279	5,328	1,282	39,770	99,431	41,883	56,707	841	99,431
Credit cards	–	–	–	–	14,518	14,518	–	14,518	–	14,518
Business and government	148,094	128,114	5,334	386	5,179	287,107	166,236	119,361	1,510	287,107
Total	$205,423	$434,969	$23,673	$26,155	$60,115	$750,335	$322,179	$423,105	$5,051	$750,335
Allowance for credit losses	–	–	–	–	(5,348)	(5,348)	–	–	(5,348)	(5,348)
Total loans net of allowance for credit losses	$205,423	$434,969	$23,673	$26,155	$54,767	$744,987	$322,179	$423,105	$(297)	$744,987

As at October 31, 2021	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$38,886	$247,343	$12,112	$19,417	$1,920	$319,678	$83,578	$233,217	$2,883	$319,678
Personal loans	15,057	33,414	5,047	1,180	36,842	91,540	37,254	53,374	912	91,540
Credit cards	–	–	–	–	12,450	12,450	–	12,450	–	12,450
Business and government	108,405	100,319	4,973	230	5,017	218,944	120,313	96,546	2,085	218,944
Total	$162,348	$381,076	$22,132	$20,827	$56,229	$642,612	$241,145	$395,587	$5,880	$642,612
Allowance for credit losses	–	–	–	–	(5,626)	(5,626)	–	–	(5,626)	(5,626)
Total loans net of allowance for credit losses	$162,348	$381,076	$22,132	$20,827	$50,603	$636,986	$241,145	$395,587	$254	$636,986

(d)	Impaired loans(1)(2)

	2022			2021
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses	Net	Gross impaired loans(1)	Allowance for credit losses	Net
Residential mortgages	$1,386	$406	$980	$1,331	$374	$957
Personal loans	848	551	297	833	626	207
Credit cards	–	–	–	–	–	–
Business and government	2,552	678	1,874	2,292	655	1,637
Total	$4,786	$1,635	$3,151	$4,456	$1,655	$2,801
By geography:
Canada	$1,054	$440	$614	$1,090	$446	$644
United States	–	–	–	24	4	20
Mexico	1,020	294	726	758	269	489
Peru	761	352	409	699	350	349
Chile	740	202	538	512	180	332
Colombia	301	67	234	418	88	330
Other International	910	280	630	955	318	637
Total	$4,786	$1,635	$3,151	$4,456	$1,655	$2,801

(1)	Interest income recognized on impaired loans during the year ended October 31, 2022 was $44 (2021 – $53).
(2)	Additional interest income of approximately $274 would have been recorded if the above loans had not been classified as impaired (2021 – $270).

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Consolidated Financial Statements

(e)	Allowance for credit losses
(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;
•	Changes in the volumes of transactions;
•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and
•	Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.

The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. The global economic outlook has deteriorated over the last year owing to the combined impacts of central bank efforts to tame inflation, the consequences of Russia’s war on Ukraine, pandemic management in China and the impact of higher energy prices. Concerns about potential slowdown and high inflation have led to very volatile financial markets, which have clouded the outlook further. Therefore, the base case scenario is less favourable this year. Relative to the base case, the optimistic scenario features somewhat stronger economic activity. The two pessimistic scenarios were updated around the potential risk of stagflation and recession.

In light of current economic uncertainty, the pessimistic scenarios feature a protracted period of high commodity prices, elevated financial market uncertainty and a further disruption to supply chains. All these elements lead to much higher inflation compared to the base case scenario resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, the stagflation shock is strong and persists for a longer period of time.

The Bank increased the weight of the pessimistic scenarios in calculating the allowance for credit losses on performing loans to capture the elevated downside risk and uncertainty to the outlook.

188  |  2022 Scotiabank Annual Report

Consolidated Financial Statements

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	1.2	2.1	2.4	3.1	-4.8	3.7	-5.9	2.6
Consumer price index, y/y %	4.9	2.1	5.2	2.6	9.3	2.3	12.5	9.5
Unemployment rate, average %	5.7	6.0	5.1	4.7	9.7	6.9	10.2	8.6
Bank of Canada overnight rate target, average %	3.8	2.7	4.2	4.1	5.1	3.2	5.1	3.7
HPI – Housing Price Index, y/y % change	-12.3	-0.3	-9.7	1.6	-17.6	-0.3	-20.0	-1.3
USDCAD exchange rate, average	1.27	1.24	1.26	1.23	1.28	1.24	1.28	1.25

US
Real GDP growth, y/y % change	0.6	2.1	1.3	3.0	-5.1	3.7	-6.5	3.3
Consumer price index, y/y %	5.4	2.4	5.8	2.8	10.0	2.6	13.2	10.1
Target federal funds rate, upper limit, average %	3.5	2.7	4.7	4.5	4.8	3.3	4.8	3.7
Unemployment rate, average %	4.3	5.0	4.2	4.6	7.9	5.7	8.3	6.7

Mexico
Real GDP growth, y/y % change	1.4	2.6	1.9	3.5	-4.0	4.0	-5.1	2.5
Unemployment rate, average %	3.8	3.9	3.7	3.2	7.2	4.8	7.6	6.4

Chile
Real GDP growth, y/y % change	-2.0	2.4	-0.8	3.6	-7.3	3.9	-8.4	2.9
Unemployment rate, average %	8.6	7.6	8.0	6.5	12.2	8.3	12.9	9.0

Peru
Real GDP growth, y/y % change	2.5	2.7	3.7	3.8	-1.0	4.1	-3.3	3.5
Unemployment rate, average %	7.0	6.9	6.0	4.7	10.3	7.6	11.4	9.2

Colombia
Real GDP growth, y/y % change	3.9	2.6	6.5	3.6	0.4	4.0	-2.0	3.4
Unemployment rate, average %	10.7	9.9	9.0	6.7	14.0	10.7	15.1	12.3

Caribbean
Real GDP growth, y/y % change	4.4	4.0	5.0	4.9	0.5	5.2	-1.0	3.8

Global
WTI oil price, average USD/bbl	89	79	95	96	116	83	125	116
Copper price, average USD/lb	3.25	3.49	3.39	3.95	3.66	3.54	3.78	3.78
Global GDP, y/y % change	2.02	2.83	2.96	3.83	-3.05	4.23	-4.14	3.79

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Consolidated Financial Statements

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	3.4	1.9	5.3	2.8	-1.3	3.1	-7.4	4.3
Consumer price index, y/y %	3.0	2.4	3.4	3.5	2.0	1.8	1.6	1.2
Unemployment rate, average %	6.3	5.7	5.6	4.1	8.8	6.3	11.7	8.2
Bank of Canada overnight rate target, average %	0.3	2.0	0.9	3.6	0.3	1.2	0.3	0.5
HPI – Housing Price Index, y/y % change	11.1	2.1	13.2	3.9	3.9	3.3	-2.7	3.9
USDCAD exchange rate, average	1.24	1.21	1.23	1.20	1.28	1.21	1.30	1.24

US
Real GDP growth, y/y % change	5.7	1.6	7.3	2.1	2.4	2.4	-1.4	3.5
Consumer price index, y/y %	4.0	2.5	4.5	3.1	3.3	2.3	2.6	1.9
Target federal funds rate, upper limit, average %	0.3	1.8	0.8	2.8	0.3	1.1	0.3	0.9
Unemployment rate, average %	3.8	3.5	3.4	3.2	5.6	4.1	6.8	5.6

Mexico
Real GDP growth, y/y % change	2.8	1.9	4.3	2.7	-0.4	2.7	-4.2	3.8
Unemployment rate, average %	4.0	4.0	3.6	3.1	6.5	4.5	9.4	6.4

Chile
Real GDP growth, y/y % change	6.7	2.2	8.8	3.1	3.4	3.1	-0.5	4.2
Unemployment rate, average %	6.5	6.2	5.9	5.6	9.0	6.7	12.0	8.6

Peru
Real GDP growth, y/y % change	5.0	3.2	7.7	4.3	3.6	3.7	0.0	4.7
Unemployment rate, average %	8.8	7.5	6.0	3.4	10.8	8.1	13.8	10.0

Colombia
Real GDP growth, y/y % change	5.0	3.5	6.8	4.8	3.6	4.0	0.0	5.0
Unemployment rate, average %	13.7	11.2	12.0	8.2	15.6	11.8	18.6	13.7

Caribbean
Real GDP growth, y/y % change	4.9	4.1	6.2	4.9	3.9	4.6	0.3	5.6

Global
WTI oil price, average USD/bbl	69	70	75	86	61	67	57	57
Copper price, average USD/lb	4.20	4.20	4.36	4.78	3.93	4.05	3.81	3.62
Global GDP, y/y % change	5.07	3.02	6.54	3.90	2.44	3.68	-0.69	4.48

(iii)	Sensitivity

The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $3,847 million (2021 – $4,076 million) from $3,609 million (2021 – $3,998 million). If we were to only use our very pessimistic scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $1,096 million higher than the reported allowance for credit losses as at October 31, 2022 (2021 – $866 million). Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $521 million (2021 – $407 million) lower than the reported allowance for credit losses on performing financial assets.

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Consolidated Financial Statements

(iv)	Allowance for credit losses

($ millions)	Balance as at November 1, 2021	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2022
Residential mortgages	$802	$85	$(45)	$57	$899
Personal loans	2,341	615	(863)	44	2,137
Credit cards	1,211	469	(612)	15	1,083
Business and government	1,374	213	(206)	(13)	1,368
	$5,728	$1,382	$(1,726)	$103	$5,487
Presented as:
Allowance for credit losses on loans	$5,626				$5,348
Allowance for credit losses on acceptances	37				31
Allowance for credit losses on off-balance sheet exposures	65				108

($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2021
Residential mortgages	$884	$91	$(84)	$(89)	$802
Personal loans	3,155	928	(1,559)	(183)	2,341
Credit cards	1,886	772	(1,340)	(107)	1,211
Business and government	1,892	17	(375)	(160)	1,374
	$7,817	$1,808	$(3,358)	$(539)	$5,728
Presented as:
Allowance for credit losses on loans	$7,639				$5,626
Allowance for credit losses on acceptances	77				37
Allowance for credit losses on off-balance sheet exposures	101				65

Allowance	for credit losses on loans

As at October 31, 2022 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$197	$296	$406	$899
Personal loans	665	921	551	2,137
Credit cards	436	647	–	1,083
Business and government	255	296	678	1,229
Total(1)	$1,553	$2,160	$1,635	$5,348

(1)

Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos which amounted to $151.

As at October 31, 2021 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$152	$276	$374	$802
Personal loans	644	1,071	626	2,341
Credit cards	352	859	–	1,211
Business and government	186	431	655	1,272
Total(1)	$1,334	$2,637	$1,655	$5,626

(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks which amounted to $105.

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Consolidated Financial Statements

The following table presents the changes to the allowance for credit losses on loans.

	As at October 31, 2022				As at October 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of the year	$152	$276	$374	$802	$190	$302	$392	$884
Provision for credit losses
Remeasurement(1)	(54)	43	80	69	(143)	70	149	76
Newly originated or purchased financial assets	34	–	–	34	49	–	–	49
Derecognition of financial assets and maturities	(5)	(13)	–	(18)	(10)	(24)	–	(34)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	65	(52)	(13)	–	88	(74)	(14)	–
Stage 2	(9)	46	(37)	–	(12)	62	(50)	–
Stage 3	–	(19)	19	–	–	(32)	32	–
Gross write-offs	–	–	(73)	(73)	–	–	(111)	(111)
Recoveries	–	–	28	28	–	–	27	27
Foreign exchange and other movements(6)	14	15	28	57	(10)	(28)	(51)	(89)
Balance at end of year(2)	$197	$296	$406	$899	$152	$276	$374	$802
Personal loans
Balance at beginning of the year	$644	$1,071	$626	$2,341	$864	$1,471	$820	$3,155
Provision for credit losses
Remeasurement(1)	(579)	441	609	471	(1,119)	1,023	984	888
Newly originated or purchased financial assets	338	–	–	338	525	–	–	525
Derecognition of financial assets and maturities	(76)	(118)	–	(194)	(171)	(314)	–	(485)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	467	(457)	(10)	–	882	(869)	(13)	–
Stage 2	(133)	192	(59)	–	(253)	325	(72)	–
Stage 3	(5)	(221)	226	–	(43)	(487)	530	–
Gross write-offs	–	–	(1,116)	(1,116)	–	–	(1,833)	(1,833)
Recoveries	–	–	253	253	–	–	274	274
Foreign exchange and other movements(6)	9	13	22	44	(41)	(78)	(64)	(183)
Balance at end of year(2)	$665	$921	$551	$2,137	$644	$1,071	$626	$2,341
Credit cards
Balance at beginning of the year	$352	$859	$–	$1,211	$501	$1,385	$–	$1,886
Provision for credit losses
Remeasurement(1)	(176)	141	449	414	(452)	299	972	819
Newly originated or purchased financial assets	146	–	–	146	117	–	–	117
Derecognition of financial assets and maturities	(51)	(40)	–	(91)	(70)	(94)	–	(164)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	240	(240)	–	–	382	(382)	–	–
Stage 2	(77)	77	–	–	(103)	103	–	–
Stage 3	–	(152)	152	–	–	(389)	389	–
Gross write-offs	–	–	(791)	(791)	–	–	(1,543)	(1,543)
Recoveries	–	–	179	179	–	–	203	203
Foreign exchange and other movements(6)	2	2	11	15	(23)	(63)	(21)	(107)
Balance at end of year(2)	$436	$647	$–	$1,083	$352	$859	$–	$1,211
Total retail loans
Balance at beginning of the year	$1,148	$2,206	$1,000	$4,354	$1,555	$3,158	$1,212	$5,925
Provision for credit losses	–	–	–	–	–	–	–	–
Remeasurement(1)	(809)	625	1,138	954	(1,714)	1,392	2,105	1,783
Newly originated or purchased financial assets	518	–	–	518	691	–	–	691
Derecognition of financial assets and maturities	(132)	(171)	–	(303)	(251)	(432)	–	(683)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):	–	–	–	–	–	–	–	–
Stage 1	772	(749)	(23)	–	1,352	(1,325)	(27)	–
Stage 2	(219)	315	(96)	–	(368)	490	(122)	–
Stage 3	(5)	(392)	397	–	(43)	(908)	951	–
Gross write-offs	–	–	(1,980)	(1,980)	–	–	(3,487)	(3,487)
Recoveries	–	–	460	460	–	–	504	504
Foreign exchange and other movements(6)	25	30	61	116	(74)	(169)	(136)	(379)
Balance at end of year(2)	$1,298	$1,864	$957	$4,119	$1,148	$2,206	$1,000	$4,354
Business and government
Balance at beginning of the year	$212	$470	$655	$1,337	$478	$592	$745	$1,815
Provision for credit losses
Remeasurement(1)	(79)	(36)	302	187	(262)	11	402	151
Newly originated or purchased financial assets	310	–	–	310	325	–	–	325
Derecognition of financial assets and maturities	(255)	(89)	(30)	(374)	(320)	(72)	(11)	(403)
Changes in models and methodologies	30	57	–	87	(4)	(11)	–	(15)
Transfer to (from):
Stage 1	118	(118)	–	–	66	(66)	–	–
Stage 2	(27)	29	(2)	–	(53)	54	(1)	–
Stage 3	–	(8)	8	–	–	(9)	9	–
Gross write-offs	–	–	(318)	(318)	–	–	(414)	(414)
Recoveries	–	–	112	112	–	–	39	39
Foreign exchange and other movements	13	15	(32)	(4)	(18)	(29)	(114)	(161)
Balance at end of period including off-balance sheet exposures(2)	$322	$320	$695	$1,337	$212	$470	$655	$1,337
Less: Allowance for credits losses on off-balance sheet exposures(2)(3)	67	24	17	108	26	39	–	65
Balance at end of year(2)	$255	$296	$678	$1,229	$186	$431	$655	$1,272

(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal loans, credit cards, and business and government loans totaled $274 (2021 – $270).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)

During the year ended October 31, 2022, the contractual terms of certain financial assets were modified where the modification did not result in derecognition. The carrying value of such loans that were modified in Stage 2 and Stage 3 was $1,567 and $600 respectively, before the modification.

(6)	Divestitures are included in the foreign exchange and other movements.

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Consolidated Financial Statements

(f)	Carrying value of exposures by risk rating

Residential mortgages	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$208,526	$635	$–	$209,161	$187,163	$5,610	$–	$192,773
Low	90,745	1,172	–	91,917	69,306	1,768	–	71,074
Medium	18,399	1,032	–	19,431	9,170	3,690	–	12,860
High	2,759	2,680	–	5,439	904	2,284	–	3,188
Very high	53	1,429	–	1,482	16	643	–	659
Loans not graded(2)	19,276	1,187	–	20,463	34,122	3,671	–	37,793
Default	–	–	1,386	1,386	–	–	1,331	1,331
Total	339,758	8,135	1,386	349,279	300,681	17,666	1,331	319,678
Allowance for credit losses	197	296	406	899	152	276	374	802
Carrying value	$339,561	$7,839	$980	$348,380	$300,529	$17,390	$957	$318,876

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$30,098	$285	$–	$30,383	$30,085	$168	$–	$30,253
Low	27,284	685	–	27,969	25,719	574	–	26,293
Medium	8,789	1,464	–	10,253	8,290	1,127	–	9,417
High	7,059	2,275	–	9,334	5,686	2,307	–	7,993
Very high	81	1,655	–	1,736	82	1,157	–	1,239
Loans not graded(2)	17,371	1,537	–	18,908	14,159	1,353	–	15,512
Default	–	–	848	848	–	–	833	833
Total	90,682	7,901	848	99,431	84,021	6,686	833	91,540
Allowance for credit losses	665	921	551	2,137	644	1,071	626	2,341
Carrying value	$90,017	$6,980	$297	$97,294	$83,377	$5,615	$207	$89,199

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,813	$47	$–	$1,860	$1,517	$76	$–	$1,593
Low	2,756	159	–	2,915	2,288	135	–	2,423
Medium	3,434	190	–	3,624	2,666	166	–	2,832
High	3,042	998	–	4,040	2,237	1,225	–	3,462
Very high	36	587	–	623	21	509	–	530
Loans not graded(1)	997	459	–	1,456	1,158	452	–	1,610
Default	–	–	–	–	–	–	–	–
Total	12,078	2,440	–	14,518	9,887	2,563	–	12,450
Allowance for credit losses	436	647	–	1,083	352	859	–	1,211
Carrying value	$11,642	$1,793	$–	$13,435	$9,535	$1,704	$–	$11,239

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$98,973	$6	$–	$98,979	$88,308	$14	$–	$88,322
Low	19,196	9	–	19,205	17,880	12	–	17,892
Medium	7,880	44	–	7,924	6,858	36	–	6,894
High	3,700	307	–	4,007	3,103	745	–	3,848
Very high	34	354	–	388	24	212	–	236
Loans not graded(1)	8,316	1,667	–	9,983	9,126	2,204	–	11,330
Default	–	–	–	–	–	–	–	–
Carrying value	$138,099	$2,387	$–	$140,486	$125,299	$3,223	$–	$128,522

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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Consolidated Financial Statements

Total retail loans	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$339,410	$973	$–	$340,383	$307,073	$5,868	$–	$312,941
Low	139,981	2,025	–	142,006	115,193	2,489	–	117,682
Medium	38,502	2,730	–	41,232	26,984	5,019	–	32,003
High	16,560	6,260	–	22,820	11,930	6,561	–	18,491
Very high	204	4,025	–	4,229	143	2,521	–	2,664
Loans not graded(2)	45,960	4,850	–	50,810	58,565	7,680	–	66,245
Default	–	–	2,234	2,234	–	–	2,164	2,164
Total	580,617	20,863	2,234	603,714	519,888	30,138	2,164	552,190
Allowance for credit losses	1,298	1,864	957	4,119	1,148	2,206	1,000	4,354
Carrying value	$579,319	$18,999	$1,277	$599,595	$518,740	$27,932	$1,164	$547,836

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$162,696	$1,775	$–	$164,471	$110,786	$892	$–	$111,678
Non-Investment grade	105,251	9,563	–	114,814	91,945	7,570	–	99,515
Watch list	22	2,890	–	2,912	31	3,266	–	3,297
Loans not graded(2)	2,346	12	–	2,358	2,151	11	–	2,162
Default	–	–	2,552	2,552	–	–	2,292	2,292
Total	270,315	14,240	2,552	287,107	204,913	11,739	2,292	218,944
Allowance for credit losses	255	296	678	1,229	186	431	655	1,272
Carrying value	$270,060	$13,944	$1,874	$285,878	$204,727	$11,308	$1,637	$217,672

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$222,734	$1,502	$–	$224,236	$186,056	$1,266	$–	$187,322
Non-investment grade	62,827	4,534	–	67,361	66,009	3,786	–	69,795
Watch list	4	604	–	608	12	2,160	–	2,172
Loans not graded(2)	4,573	–	–	4,573	4,155	–	–	4,155
Default	–	–	139	139	–	–	102	102
Total	290,138	6,640	139	296,917	256,232	7,212	102	263,546
Allowance for credit losses	67	24	17	108	26	39	–	65
Carrying value	$290,071	$6,616	$122	$296,809	$256,206	$7,173	$102	$263,481

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at October 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$385,430	$3,277	$–	$388,707	$296,842	$2,158	$–	$299,000
Non-investment grade	168,078	14,097	–	182,175	157,954	11,356	–	169,310
Watch list	26	3,494	–	3,520	43	5,426	–	5,469
Loans not graded(2)	6,919	12	–	6,931	6,306	11	–	6,317
Default	–	–	2,691	2,691	–	–	2,394	2,394
Total	560,453	20,880	2,691	584,024	461,145	18,951	2,394	482,490
Allowance for credit losses	322	320	695	1,337	212	470	655	1,337
Carrying value	$560,131	$20,560	$1,996	$582,687	$460,933	$18,481	$1,739	$481,153

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

(g)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment or restoring it to a current status in accordance with the Bank’s policy. In cases

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Consolidated Financial Statements

where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	2022(2)				2021(2)
As at October 31 ($ millions)	31 – 60 days	61 – 90 days	91 days and greater(3)	Total	31 – 60 days	61 – 90 days	91 days and greater(3)	Total
Residential mortgages	$1,015	$482	$–	$1,497	$732	$327	$–	$1,059
Personal loans	505	254	–	759	411	210	–	621
Credit cards	173	113	249	535	125	83	201	409
Business and government	122	47	–	169	124	24	–	148
Total	$1,815	$896	$249	$2,960	$1,392	$644	$201	$2,237

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(h)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination. The following table provides details of such assets:

As at October 31 ($ millions)	2022	2021
Unpaid principal balance(1)	$309	$303
Credit related fair value adjustments	(70)	(68)
Carrying value	239	235
Stage 3 allowance	(2)	(1)
Carrying value net of related allowance	$237	$234

(1)	Represents principal amount owed net of write-offs.

14	Derecognition of Financial Assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are primarily sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors. The CMHC also previously purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).

The sale of mortgages under the above programs does not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2022(1)	2021(1)
Assets
Carrying value of residential mortgage loans	$15,032	$17,145
Other related assets(2)	9,854	9,787
Liabilities
Carrying value of associated liabilities	24,173	25,833

(1)	The fair value of the transferred assets is $23,379 (2021 – $25,761) and the fair value of the associated liabilities is $23,254 (2021 – $26,021), for a net position of $125 (2021 – $(260)).
(2)

These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. For further details, refer to Note 15.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

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Consolidated Financial Statements

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2022(1)	2021(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$122,552	$100,083
Securities lending agreements	52,178	59,506
Total	174,730	159,589
Carrying value of associated liabilities(3)	$139,025	$123,469

(1)	The fair value of transferred assets is $174,730 (2021 – $159,589) and the fair value of the associated liabilities is $139,025 (2021 – $123,469), for a net position of $35,705 (2021 – $36,120).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Continuing involvement in transferred financial assets that qualify for derecognition

The Bank issued loans under the Canada Emergency Business Account (CEBA) program. These loans are derecognized from the Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9.

As at October 31, 2022, the Bank has derecognized $3.9 billion of CEBA loans (October 31, 2021 – $4.3 billion). The Bank retains a continuing involvement in these derecognized loans through its servicing of these loans on behalf of Export Development Canada. The appropriate level of administration fees for servicing the loans has been recognized.

15	Structured Entities

(a)	Consolidated structured entities

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a Liquidity Asset Purchase Agreement (LAPA). The primary purpose of the LAPA is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets of $10 billion (2021 – $5 billion) are primarily included in Business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles and capital vehicles

The Bank uses funding and capital vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. Activities of funding structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank. Capital vehicles include Scotiabank LRCN Trust which was established in connection with the Bank’s issuance of qualifying regulatory capital instruments. These structured entities are consolidated due to the Bank’s decision-making power and ability to use that power to affect the Bank’s returns.

Covered bonds

The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2022, $45.9 billion (2021 – $31.3 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars, Australian dollars, British pounds, Swiss francs and Euros. As at October 31, 2022, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $51.4 billion (2021 – $34.7 billion). These figures exclude activities in connection with Canadian dollar-denominated covered bonds held by the Bank and that are eliminated upon consolidation or that are transferred to the Bank of Canada as part of its term repo program.

Credit card receivables securitization trust

The Bank securitizes a portion of its Canadian credit card receivables through a Bank-sponsored structured entity. This entity issues senior and subordinated notes to third-party investors and the proceeds of such issuance are used to purchase co-ownership interests in credit card receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred credit card receivables as well as performing administrative functions for this entity. As at October 31, 2022, US$0.8 billion ($1.1 billion Canadian dollar equivalent) (2021 – US$1.3 billion, $1.5 billion Canadian dollar equivalent) Class A

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notes; and US$70 million ($95 million Canadian dollar equivalent) (2021 – US$109 million, $135 million Canadian dollar equivalent) subordinated Class B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2022 assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $1.2 billion (2021 – $1.8 billion).

Auto loan receivables securitization trusts

The Bank securitizes a portion of its Canadian auto loan receivables through Bank-sponsored structured entities. The entities issue senior and subordinated notes to the Bank and/or third-party investors, and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank. Recourse of the note holders is limited to the auto loan receivables.

The Bank is responsible for servicing the transferred auto loan receivables as well as performing administrative functions for the entities. As at October 31, 2022, the aggregate senior and subordinated notes issued to third parties outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position were US$15.7 million ($21.4 million Canadian dollar equivalent) (2021 – US$200.0 million, $252.6 million Canadian dollar equivalent). As at October 31, 2022, assets pledged in relation to these notes were Canadian auto loan receivables denominated in Canadian dollars of $216.4 million (2021 – $831.1 million).

Scotiabank LRCN Trust

The Bank sponsors the Scotiabank LRCN Trust established in connection with the issuance of limited recourse capital notes. As at October 31, 2022, $4,526 million (2021 – $2,003 million) capital notes were outstanding and included in Preferred shares and other equity instruments on the Consolidated Statement of Financial Position. Refer to Note 24(b) – Preferred shares and other equity instruments for further information.

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

(b)	Unconsolidated structured entities

The following table provides information about other structured entities which the Bank does not control and therefore does not consolidate.

	As at October 31, 2022
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Total
Total assets on structured entity’s financial statements	$3,773	$2,304	$833	$6,910
Assets recognized on the Bank’s financial statements
Trading assets	35	2	–	37
Investment securities	–	885	10	895
Loans(1)	–	704	59	763
	35	1,591	69	1,695
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	833	833
	–	–	833	833
Bank’s maximum exposure to loss	$3,808	$1,591	$69	$5,468

	As at October 31, 2021
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Total
Total assets (on structured entity’s financial statements)	$3,519	$2,403	$833	$6,755
Assets recognized on the Bank’s financial statements
Trading assets	7	2	–	9
Investment securities	–	1,124	10	1,134
Loans(1)	–	639	59	698
	7	1,765	69	1,841
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	833	833
	–	–	833	833
Bank’s maximum exposure to loss	$3,526	$1,765	$69	$5,360

(1)	Loan balances are presented net of allowance for credit losses.

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Consolidated Financial Statements

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2022, the Bank has recorded $1.7 billion (2021 – $1.8 billion), primarily its interest in the structured entities, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific LAPA with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $2.6 billion (2021 – $1.4 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.

Capital funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore, the Bank does not have exposure or rights to variable returns from these unconsolidated entities.

(c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor.

As at October 31, 2022, the bank earned $2,486 million (2021 – $2,604 million) in revenue from unconsolidated Bank-sponsored mutual fund entities.

16	Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Right-of-use Assets	Total
Cost
Balance as at October 31, 2020	$1,619	$1,936	$2,386	$1,660	$3,786	$11,387
Acquisitions	–	–	–	–	–	–
Additions	126	111	92	74	456	859
Disposals	(49)	(47)	(32)	(51)	(132)	(311)
Foreign currency adjustments and other	(127)	(94)	(36)	(34)	(107)	(398)
Balance as at October 31, 2021	$1,569	$1,906	$2,410	$1,649	$4,003	$11,537
Acquisitions	–	–	–	–	–	–
Additions	102	110	169	160	215	756
Disposals	(56)	(59)	(20)	(47)	(98)	(280)
Foreign currency adjustments and other	62	405	(354)	33	77	223
Balance as at October 31, 2022	$1,677	$2,362	$2,205	$1,795	$4,197	$12,236

Accumulated depreciation
Balance as at October 31, 2020	$620	$1,471	$1,970	$1,024	$405	$5,490
Depreciation	42	98	155	95	379	769
Disposals	(30)	(32)	(31)	(37)	(35)	(165)
Foreign currency adjustments and other	(35)	(73)	(34)	(23)	(13)	(178)
Balance as at October 31, 2021	$597	$1,464	$2,060	$1,059	$736	$5,916
Depreciation	37	83	153	98	378	749
Disposals	(24)	(59)	(16)	(51)	(59)	(209)
Foreign currency adjustments and other	27	289	(264)	11	17	80
Balance as at October 31, 2022	$637	$1,777	$1,933	$1,117	$1,072	$6,536

Net book value
Balance as at October 31, 2021	$972	$442	$350	$590	$3,267	$5,621 (1)
Balance as at October 31, 2022	$1,040	$585	$272	$678	$3,125	$5,700 (1)

(1)	Includes $36 (2021 – $40) of investment property.

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Consolidated Financial Statements

17	Investments in Associates

The Bank had significant investments in the following associates:

			2022			2021
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.00%	September 30, 2022	$579	$549
Bank of Xi’an Co. Ltd.(3)	China	Banking	18.11%	September 30, 2022	1,007	968
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.10%	September 30, 2022	438	366

(1)

Represents the date of the most recent financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent financial statements.

(2)

Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)

Based on the quoted price on the Shanghai Stock Exchange, the Bank’s investment in Bank of Xi’an Co. Ltd was $489 as at October 31, 2022 (October 31, 2021 – $671). The market value of the investment has remained below the carrying amount. The Bank performed an impairment test as at October 31, 2022 using a value in use (“VIU”), discounted cash flow model. The Bank concluded that there is no impairment as at October 31, 2022.

(4)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2022 these reserves amounted to $67 (2021 - $60).

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended(1)		As at October 31, 2022
($ millions)	Revenue	Net income	Total assets	Total liabilities
Canadian Tire’s Financial Services business (CTFS)	$1,260	$399	$6,870	$5,629
Bank of Xi’an Co. Ltd.	1,306	497	67,864	62,489
Maduro & Curiel’s Bank N.V.	324	99	7,181	6,288

	For the twelve months ended(1)		As at October 31, 2021
($ millions)	Revenue	Net income	Total assets	Total liabilities
Canadian Tire’s Financial Services business (CTFS)	$1,098	$437	$7,832	$6,722
Bank of Xi’an Co. Ltd.	1,402	541	65,006	59,828
Maduro & Curiel’s Bank N.V.	304	67	6,183	5,438

(1)	Based on the most recent available financial statements.

18	Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth Management	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2020	$1,690	$3,614	$240	$2,832	$903	$9,279
Acquisitions	–	–	–	–	–	–
Dispositions	–	–	–	–	–	–
Foreign currency adjustments and other	–	(34)	(9)	(315)	(73)	(431)
Balance as at October 31, 2021	1,690	3,580	231	2,517	830	8,848
Acquisitions	–	–	–	–	–	–
Dispositions	–	–	–	–	–	–
Foreign currency adjustments and other	–	19	12	(116)	111	26
Balance as at October 31, 2022	$1,690	$3,599	$243	$2,401	$941	$8,874

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date. A control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined for the CGU is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 9.0 to 12.0 times (2021 – 10.0 to 12.5 times) have been used.

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Consolidated Financial Statements

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples and control premiums.

Goodwill was assessed for annual impairment as at July 31, 2022 and July 31, 2021 and no impairment was determined to exist.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment. No significant negative changes were noted as of October 31, 2022.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2020	$4,991	$1,973	$4,415	$166	$11,545
Acquisitions	2	–	–	–	2
Additions	861	–	–	–	861
Disposals	(7)	–	–	–	(7)
Foreign currency adjustments and other	(149)	(106)	–	–	(255)
Balance as at October 31, 2021	$5,698	$1,867	$4,415	$166	$12,146
Acquisitions	–	–	–	–	–
Additions	987	–	–	–	987
Disposals	(2)	–	–	–	(2)
Foreign currency adjustments and other	4	8	–	–	12
Balance as at October 31, 2022	$6,687	$1,875	$4,415	$166	$13,143
Accumulated amortization
Balance as at October 31, 2020	$2,581	$1,228	$–	$–	$3,809
Amortization	639	103	–	–	742
Disposals	(5)	–	–	–	(5)
Foreign currency adjustments and other	(98)	(58)	–	–	(156)
Balance as at October 31, 2021	$3,117	$1,273	$–	$–	$4,390
Amortization	685	97	–	–	782
Disposals	(1)	–	–	–	(1)
Foreign currency adjustments and other	8	5	–	–	13
Balance as at October 31, 2022	$3,809	$1,375	$–	$–	$5,184
Net book value
As at October 31, 2021	$2,581 (2)	$594	$4,415	$166	$7,756
As at October 31, 2022	$2,878 (2)	$500	$4,415	$166	$7,959

(1)	Fund management contracts are attributable to HollisWealth Inc. (formerly DundeeWealth Inc.), MD Financial Management Inc., and Jarislowsky Fraser Limited.
(2)

Computer software comprises of purchased software of $337 (2021 – $380), internally generated software of $1,555 (2021 – $1,405), and in process software not subject to amortization of $986 (2021 – $797).

Impairment testing of indefinite life intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2021 – 3 to 5%) applied thereafter. These cash flows have been discounted at 10% (2021 – 10 to 12%).

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2022 and July 31, 2021 and no impairment was determined to exist.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment. No significant negative changes were noted as of October 31, 2022.

19	Other Assets

As at October 31 ($ millions)	2022	2021
Accrued interest	$3,710	$2,155
Accounts receivable and prepaids	1,715	2,201
Current tax assets	3,349	1,722
Margin deposit derivatives	15,656	5,990
Segregated fund assets	1,795	2,197
Pension assets (Note 28)	1,052	456
Receivable from brokers, dealers and clients	4,608	2,997
Other	5,371	4,226
Total	$37,256	$21,944

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Consolidated Financial Statements

20	Deposits

	2022						2021
	Payable on demand(1)
As at October 31 ($ millions)	Interest- bearing	Non-interest- bearing	Payable after notice(2)		Payable on a fixed date(3)	Total
Personal	$6,997	$9,973	$155,503		$93,419	$265,892	$243,551
Business and government	164,843	35,466	41,459		355,849	597,617	511,348
Financial institutions	13,395	1,367	1,952		35,958	52,672	42,360
Total	$185,235	$46,806	$198,914	(4)	$485,226	$916,181	$797,259
Recorded in:
Canada	$131,358	$27,810	$165,234		$318,575	$642,977	$571,254
United States	42,304	121	844		61,715	104,984	87,626
United Kingdom	–	–	415		23,828	24,243	17,232
Mexico	–	6,581	9,203		16,057	31,841	24,259
Peru	5,717	243	5,648		4,831	16,439	14,520
Chile	1,518	4,770	155		15,662	22,105	20,631
Colombia	41	506	4,209		3,455	8,211	9,184
Other International	4,297	6,775	13,206		41,103	65,381	52,553
Total(5)	$185,235	$46,806	$198,914		$485,226	$916,181	$797,259

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $156 (2021 – $193) of non-interest bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $326,041 (2021 – $259,027), deposits denominated in Chilean pesos amount to $18,740 (2021 – $17,841), deposits denominated in Mexican pesos amount to $29,269 (2021 – $22,032) and deposits denominated in other foreign currencies amount to $106,817 (2021 – $82,871).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2022	$53,656	$36,035	$62,891	$110,015	$21,440	$284,037
As at October 31, 2021	$34,829	$24,372	$30,918	$90,433	$20,688	$201,240

(1)	The majority of foreign term deposits are in excess of $100,000.

21	Subordinated Debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2022	2021
Maturity date	Interest rate (%)	Terms(1)	Carrying value(2)	Carrying value(2)
June 2025	8.90	Redeemable at any time.	$253	$255
December 2025(3)	4.50	US$1,250 million. Interest will be payable semi-annually in arrears on June 16 and December 16 of each year, until maturity in December 2025.	1,690	1,547
March 2027(3)	2.58	On March 30, 2022, the Bank redeemed these notes at 100% of their principal amount plus accrued interest to the redemption date.	–	1,156
January 2029(3)	3.89	Redeemable on or after January 18, 2024. After January 18, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.58%.	1,770	1,771
July 2029(3)	2.836	Redeemable on or after July 3, 2024. After July 3, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.18%.	1,459	1,510
August 2085(4)	Floating	US$57 million bearing interest at a floating rate of the offered rate for six-month US$ LIBOR plus 0.125%. Redeemable on any interest payment date.	78	95
May 2037(3)	4.588	US$1,250 million. Redeemable between April 12, 2027, and May 4, 2032. On May 4, 2032, interest will reset at the then prevailing 5-year US treasury rate plus 2.050%.	1,644	–
May 2032(3)	3.934	Redeemable on or after May 3, 2027. After May 3, 2027, interest will be payable quarterly at the then prevailing three-month bankers’ acceptance rate plus 1.52%.	1,575	–
			$8,469	$6,334

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)

The carrying value of subordinated debentures may differ from par value due to the impact of fair value hedges used for managing interest rate risk and subordinated debentures held for market-making purposes.

(3)

These debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, outstanding debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the US dollar equivalent of $5.00 (subject to, in each case, adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average), where applicable converted from CAD to USD.

(4)	During the year, the Bank purchased for cancellation approximately US$19 million subordinated debentures due 2085.

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Consolidated Financial Statements

22	Other Liabilities

As at October 31 ($ millions)	2022	2021
Accrued interest	$3,612	$1,454
Lease liabilities(1)	3,323	3,413
Accounts payable and accrued expenses	6,995	6,508
Current tax liabilities	464	1,344
Deferred tax liabilities (Note 27)	1,100	1,149
Gold and silver certificates and bullion	372	417
Margin and collateral accounts	9,029	7,313
Segregated fund liabilities	1,795	2,197
Payables to brokers, dealers and clients	1,957	958
Provisions (Note 23)	287	296
Allowance for credit losses on off-balance sheet exposures (Note 13)	108	65
Pension liabilities (Note 28)	549	661
Other liabilities of subsidiaries and structured entities	25,010	25,221
Other	8,098	7,803
Total	$62,699	$58,799

(1)	Represents discounted value of lease liabilities.

The table below sets out a maturity analysis of undiscounted lease liabilities showing the lease payments to be made after the reporting date:

As at October 31 ($ millions)	2022	2021
Within 1 year	$425	$420
1 to 2 years	414	404
2 to 3 years	404	391
3 to 4 years	387	380
4 to 5 years	373	359
After 5 years	1,962	2,105
Total	$3,965	$4,059

23	Provisions

($ millions)
As at November 1, 2020	$125
Provisions made during the year	306
Provisions utilized / released during the year	(135)
Balance as at October 31, 2021	$296
Provisions made during the year	149
Provisions utilized / released during the year	(158)
Balance as at October 31, 2022	$287

Restructuring

The Bank recorded a restructuring charge of $85 million, primarily related to the strategic decision to realign the Bank’s Global Banking and Markets businesses in Asia Pacific to focus on select banking and capital markets activities in the region. The charge also included the cost of reducing Canadian and international full-time technology employees, driven by our ongoing technology modernization and digital transformation. These changes are a result of the Bank’s commitment to simplify processes and optimize distribution channels to run businesses more effectively while meeting changing customer needs and our evolving geographical focus. This charge was recorded in the Other operating segment.

Prior Year

In the prior year, the Bank recorded a restructuring charge of $126 million, substantially related to International Banking for the cost of reducing branches and full-time employees, driven by the accelerated customer adoption of digital channels and process automation. These efficiencies are a result of the Bank’s commitment to simplify processes and optimize distribution channels to run businesses more effectively while meeting changing customer needs. This charge was recorded in the Other operating segment.

Legal

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external

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Consolidated Financial Statements

experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The Bank, through its Peruvian subsidiary, is engaged in legal actions related to certain value-added tax assessed amounts and associated interest totaling $165 million, which arose from certain client transactions which occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru related to the original assessed amount continues. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued interest for procedural reasons. With respect to this interest component, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes, pursuant to the provisions of the Canada-Peru Free Trade Agreement. The claim arises out of the Constitutional Court of Peru’s inequitable treatment of Scotiabank Peru’s rights in breach of the Canada-Peru Free Trade Agreement. The Bank is confident that it will be successful in these matters and intends to continue to defend its position. Accordingly, no amounts have been accrued in the consolidated financial statements.

Prior Years

In the prior year, the Bank recorded settlement and litigation provisions in the amount of $62 million in connection with the Bank’s former metals business. These provisions were recorded in the Other operating segment.

On August 19, 2020, the Bank entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (the “DOJ”). Additionally, the Commodity Futures Trading Commission (the “CFTC”) issued three separate orders against the Bank (collectively, the “Orders”). The DPA and the Orders (together, the “Resolutions”) resolve the DOJ’s and CFTC’s investigations into the Bank’s activities and trading practices in the metals markets and related conduct as well as pre-trade mid-market marks and related swap dealer compliance issues.

Under the terms of the Resolutions, the Bank made aggregate payments to the DOJ and CFTC of approximately $127.5 million (USD) and has agreed to retain an independent compliance monitor, which the Bank engaged on April 1, 2021. Under one of the orders, the CFTC will defer proceedings to suspend or revoke the Bank’s provisional registration as a swap dealer subject to the Bank’s implementation of a remediation plan, among other conditions, which the Bank is carrying out under the oversight of the independent compliance monitor, which commenced its engagement in April 2021, and which is expected to last three years under the terms of the Resolutions.

24	Common shares, preferred shares and other equity instruments

(a)	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2022			2021
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,215,337,523		$18,507	1,211,479,297		$18,239
Issued in relation to share-based payments, net (Note 26)	1,951,372		136	3,016,072		200
Issued in relation to the acquisition of a subsidiary or associated corporation	7,000,000		570	842,154		68
Repurchased for cancellation under the Normal Course Issuer Bid	(32,913,800)		(506)	–		–
Outstanding at end of year	1,191,375,095	(1)	$18,707	1,215,337,523	(1)	$18,507

(1)

In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2022, the number of such shares bought and sold was 17,757,599 (2021 – 18,532,448).

Dividend

The dividends paid on common shares in fiscal 2022 and 2021 were $4,858 million ($4.06 per share) and $4,371 million ($3.60 per share), respectively. The Board of Directors approved a quarterly dividend of $1.03 per common share at its meeting on November 28, 2022. This quarterly dividend applies to shareholders of record at the close of business on January 4, 2023, and is payable January 27, 2023. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

Normal Course Issuer Bid

On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares.

On March 28, 2022, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved an amendment to the 2022 NCIB (the “2022 NCIB Amendment”) to increase the number of common shares that the Bank may repurchase for cancellation from 24 million to 36 million. Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB Amendment, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022.

During the year ended October 31, 2022, the Bank repurchased and cancelled approximately 32.9 million common shares at a volume weighted average price of $87.28 per share for a total amount of $2,873 million.

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Consolidated Financial Statements

Non-viability Contingent Capital

The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC limited recourse capital notes, and NVCC preferred shares as at October 31, 2022 would be 4,580 million common shares (2021 – 3,246 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 21 – Subordinated debentures and Note 24(b) – Preferred shares and other equity instruments for further details).

(b)	Preferred shares and other equity instruments

Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2022				2021
As at October 31 ($ millions)	Number of shares	Amount	Dividends declared per share(1)	Conversion feature	Number of shares	Amount	Dividends declared per share	Conversion feature
NVCC Preferred shares:(a)
Series 32(b)	–	–	–	–	–	–	0.138829	Series 33
Series 33(b)	–	–	–	–	–	–	0.100614	Series 32
Series 34(c)	–	–	–	–	–	–	0.687500	Series 35
Series 36(d)	–	–	–	–	–	–	1.031250	Series 37
Series 38(e)	–	–	0.303125	Series 39	20,000,000	500	1.212500	Series 39
Series 40(f)	12,000,000	300	1.212500	Series 41	12,000,000	300	1.212500	Series 41
Total preferred shares	12,000,000	$300			32,000,000	$800

(1)	Dividends declared from November 1, 2021 to October 31, 2022.

Terms of NVCC preferred shares

	First issue date	Issue price	Initial dividend	Initial dividend payment date	Rate reset spread	Redemption date	Redemption price
NVCC Preferred shares(a):
Series 38(e)	September 16, 2016	25.00	0.441800	January 27, 2017	4.19%	January 27, 2022	25.00
Series 40(f)	October 12, 2018	25.00	0.362100	January 29, 2019	2.43%	January 27, 2024	25.00

(a)

Non-cumulative preferential cash dividends on all series are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares Non Viability Contingent Capital (NVCC) (Series 40) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on such Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated rate reset spread, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 41 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares NVCC (Series 41) are payable, at a rate equal to the sum of the three month Government of Canada Treasury Bill rate plus the rate reset spread of the converted preferred shares, multiplied by $25.00. For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

(b)

On February 2, 2021, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 32 and Series 33 at a price equal to $25.00 per share plus dividends declared on January 26, 2021 of $0.009891 per Series 32 share and $0.006976 per Series 33 share.

(c)

On April 26, 2021, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 34 at a price equal to $25.00 per share plus dividends declared on February 23, 2021 of $0.343750 per Series 34 share.

(d)

On July 26, 2021, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 36 at a price equal to $25.00 per share plus dividends declared on June 1, 2021 of $0.343750 per Series 36 share.

(e)

On January 27, 2022 the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 38 at a price equal to $25.00 per share plus dividends declared on November 30, 2021 of $0.3031250 per Series 38 share.

(f)

Holders of Non-cumulative 5-Year Rate Reset Preferred Shares Series 40 (NVCC) will have the option to convert shares into an equal number of Non-cumulative Floating Rate Preferred Shares Series 41 (NVCC) on January 27, 2024, and on January 27 every five years thereafter. If outstanding, holders of Non-cumulative Floating Rate Reset Preferred Shares Series 41 (NVCC) will have the option to convert shares into an equal number of Non-cumulative 5-Year Rate Reset Preferred Shares Series 40 (NVCC) on January 27, 2029, and on January 27 every five years thereafter. With respect to Series 40 and 41, if the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 preferred shares of such Series issued and outstanding on an applicable conversion date, then all of the issued and outstanding preferred shares of such Series will automatically be converted into an equal number of the preferred shares of the other relevant Series. With regulatory approval, Series 40 preferred shares may be redeemed by the Bank on January 27, 2024 and every five years thereafter, and for Series 41 preferred shares, if outstanding, on January 27, 2029 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

Under NVCC provisions, NVCC preferred shares Series 40 and 41, if outstanding, are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 40 and 41, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average).

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Consolidated Financial Statements

Other equity instruments

Other equity instruments are comprised of NVCC additional Tier 1 qualifying regulatory capital notes:

									2022			2021
First issue date/Series number	Notional Amount (millions)		Next reset date	Interest rate	Interest rate after reset		Next redemption date	Redemption frequency after reset(1)	Amount	Distributions paid per Note(2)		Amount	Distributions paid per Note(2)
Subordinated Additional Tier 1 Capital Notes(3)(4)
October 12, 2017	US$	1,250	January 12, 2023	6.56714%	LIBOR +2.648	(5) %	January 12, 2023	Quarterly	$1,560	US$	46.50	$1,560	US$	46.50
June 4, 2020	US$	1,250	June 4, 2025	4.900%	UST +4.551	(6) %	June 4, 2025	Every five years	$1,689	US$	49.00	$1,689	US$	49.00
Limited Recourse Capital Notes(3)(7)
Series 1(8)		$1,250	July 27, 2026	3.700%	GOC +2.761	(9) %	June 27, 2026	Every five years	$1,250		$37.00	$1,250		$13.51
Series 2(10)	US$	600	October 27, 2026	3.625%	UST +2.613	(6) %	October 27, 2026	Quarterly	$753	US$	38.26	$753	US$	–
Series 3(11)		$1,500	July 27, 2027	7.023%	GOC +3.95	(9) %	June 27, 2027	Every five years	$1,500		$25.45	$–		$–
Series 4(12)	US$	750	October 27, 2027	8.625%	UST +4.389	(6) %	October 27, 2027	Quarterly	$1,023	US$	–	$–	US$	–
Total other equity instruments									$7,775			$5,252

(1)

Each security is redeemable at the sole discretion of the Bank on the first reset date and every quarter or five years, as applicable, thereafter. Limited Recourse Capital Notes (LRCN) Series 1 and Series 3 are also redeemable in the one month period preceding each reset date. The securities are also redeemable following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent and occur at a redemption price of par plus accrued and unpaid interest (unless canceled, where applicable).

(2)	Distributions paid from November 1 to October 31 in the relevant fiscal year per face amount of $1,000 or US$1,000, as applicable.
(3)	The securities rank pari passu to each other and are the Bank’s direct unsecured obligations, ranking subordinate to Bank’s other subordinated indebtedness.
(4)

While interest is payable on the securities when it becomes due, the Bank may, at its sole discretion and with notice, cancel interest payments. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

(5)	Three-month US$ LIBOR.
(6)	The then-prevailing five-year U.S. Treasury Rate.
(7)

Interest on LRCN is non-deferrable, however, non-payment of interest that is not cured within five business days results in a Recourse Event. A Recourse Event of the respective Series occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of the LRCNs, (d) an event of default occurs (i.e. bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event. Upon the occurrence of a Recourse Event, the noteholder’s sole recourse will be limited to their proportionate share of the Series’ respective assets held in Scotiabank LRCN Trust, a consolidated entity, which consist initially of the respective AT1 Notes or, following an NVCC Trigger Event, common shares. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

(8)

On June 15, 2021, the Bank issued $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”). In connection with the issuance of LRCN Series 1, the Bank issued $1,250 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 1 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(9)	The then-prevailing five-year Government of Canada yield.
(10)

On October 7, 2021, the Bank issued US$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 2 (NVCC) (“LRCN Series 2”). In connection with the issuance of LRCN Series 2, the Bank issued US$600 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 2 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(11)

On June 16, 2022, the Bank issued $1,500 million 7.023% Fixed Rate Resetting Limited Recourse Capital Notes Series 3 (NVCC) (“LRCN Series 3”). In connection with the issuance of LRCN Series 3, the Bank issued $1,500 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 3 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(12)

On October 25, 2022, the Bank issued US$750 million 8.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 4 (NVCC) (“LRCN Series 4”). In connection with the issuance of LRCN Series 4, the Bank issued US$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 4 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

Contractual NVCC provisions contained in the Bank’s Subordinated Additional Tier 1 Capital Notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of the LRCNs, trigger conversion of these securities into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, outstanding Subordinated Additional Tier 1 Capital Notes (NVCC), would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) $5.00 (subject to adjustments in certain events and converted to US dollar-equivalent, where applicable, each as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average and converted to US dollar-equivalent, where applicable). U.S. dollar equivalents of the floor price and the current market price, where applicable, are based on the CAD/USD exchange rate on the day prior to the trigger event.

The notes above have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the respective dates of issuance, the Bank has assigned an insignificant value to each liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.

During the year ended October 31, 2022, the Bank paid aggregate distributions on these notes of $239 million (2021 – $162 million), net of income taxes of $30 million (2021 – $4 million), based on exchange rates in effect on the payment dates, where applicable.

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Consolidated Financial Statements

(c)	Restrictions on payment of dividends and retirement of shares

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions are not paid in full on the Bank’s Subordinated Additional Tier 1 Capital Notes (NVCC), including those issued as recourse assets in respect of LRCNs to Scotiabank LRCN Trust where the trustee has not waived such distributions or no longer holds the respective AT1 Notes, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.

In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend buybacks and increases to dividends in respect of its common shares as part of COVID-19 measures. On November 4, 2021, OSFI removed the COVID-19 related restrictions and advised that such institutions may increase regular dividends and, subject to approval, repurchase common shares.

Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred or common shares.

25	Capital Management

The primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In addition, OSFI expects D-SIBs to hold a 2.5% Domestic Stability Buffer, as at October 31, 2022. This results in current targets for CET1, Tier 1 and Total Capital ratios of 10.5%, 12.0% and 14.0%, respectively. In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain a material operating buffer above the 3% minimum.

The Bank’s regulatory capital ratios were as follows:

As at October 31 ($ millions)	2022	2021
Capital(1)
Common Equity Tier 1 capital	$53,081	$51,010
Net Tier 1 capital	61,262	57,915
Total regulatory capital	70,710	66,101
Total loss absorbing capacity (TLAC)(2)	126,565	115,681
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$462,448	$416,105
Leverage exposures(3)	1,445,619	1,201,766
Regulatory ratios(1)
Common Equity Tier 1 capital ratio	11.5%	12.3%
Tier 1 capital ratio	13.2%	13.9%
Total capital ratio	15.3%	15.9%
Total loss absorbing capacity ratio(2)	27.4%	27.8%
Leverage ratio(3)	4.2%	4.8%
Total loss absorbing capacity leverage ratio(2)	8.8%	9.6%

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)

This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018). Results for October 31, 2021 are shown for comparative purposes and were not a regulatory requirement.

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).

The Bank exceeded the OSFI target capital ratios as at October 31, 2022.

26	Share-Based Payments

(a)	Stock option plans

The Bank grants stock options as part of the employee Stock Option Plan as well as stand-alone stock appreciation rights (SARs). Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to select employees at an exercise price of the higher of the closing price of the Bank’s common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

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Consolidated Financial Statements

Stock options granted since December 2014 vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Stock options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. An additional 12 million common shares have been reserved for issuance under the Bank’s employee Stock Option Plan as approved by the shareholders at the Annual General Meeting held in April 2022. There is a total of 141 million common shares which have been reserved for issuance under the Bank’s employee Stock Option Plan of which 117 million common shares have been issued as a result of the exercise of options and 10 million common shares are committed under outstanding options, leaving 14 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 10, 2022 to December 9, 2031.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The Stock Option Plan includes:

•	Stock options

Employee stock options granted are equity-classified stock options which call for settlement in shares.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2022 was $104 million (2021 – $111 million).

In 2022, an expense of $10 million (2021 – $7 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2022, future unrecognized compensation cost for non-vested stock options was $7 million (2021 – $6 million) which is to be recognized over a weighted-average period of 2.07 years (2021 – 2.02 years).

•	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to select employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2022, 85,136 SARs were granted (2021 – 90,392) and as at October 31, 2022, 558,053 SARs were outstanding (2021 – 578,643), of which 552,272 SARs were vested (2021 – 571,575).

The share-based payment liability recognized for vested SARs as at October 31, 2022 was $2 million (2021 – $7 million). The corresponding intrinsic value of this liability as at October 31, 2022 was $5 million (2021 – $7 million).

In 2022, a benefit of $3 million (2021 – benefit of $1 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit is net of $0.1 million losses arising from derivatives used to manage the volatility of share-based payments (2021 – $12 million gains).

Determination of fair values

The share-based payment liability and corresponding expense for SARs were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2022	2021
Assumptions
Risk-free interest rate%	3.31% - 5.00%	0.59% - 1.53%
Expected dividend yield	5.98%	4.34%
Expected price volatility	17.64% - 27.09%	15.12% - 23.51%
Expected life of option	0.05 - 6.11 years	0.00 - 6.12 years
Fair value
Weighted-average fair value	$4.79	$14.46

The share-based payment expense for stock options, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2022 and 2021 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2022 Grant	2021 Grant
Assumptions
Risk-free interest rate %	1.42%	0.58%
Expected dividend yield	4.11%	5.10%
Expected price volatility	17.67%	19.41%
Expected life of option	6.7 Years	6.8 Years
Fair value
Weighted-average fair value	$7.54	$4.60

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

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Consolidated Financial Statements

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2022		2021
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	10,458	$69.08	11,792	$66.44
Granted	1,716	85.46	1,876	74.34
Exercised as options	(1,951)	62.04	(3,016)	53.50
Exercised as SARs	(133)	67.37	(59)	61.30
Forfeited	(183)	74.30	(127)	70.23
Expired	–	–	(8)	61.55
Outstanding at end of year(2)	9,907	$73.24	10,458	$69.08
Exercisable at end of year(2)	4,304	$70.24	5,252	$65.85
Available for grant	14,546		3,945

	Options Outstanding			Options Exercisable
As at October 31, 2022	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$55.63 to $68.32	2,030	1.76	$63.24	2,030	$63.24
$68.36 to $74.34	5,353	6.57	$71.84	1,437	$73.39
$74.35 to $85.46	2,524	7.62	$84.25	837	$81.81
	9,907	5.85	$73.24	4,304	$70.24

(1)	Excludes SARs.
(2)	Includes 1,287,242 options originally issued under HollisWealth plans (2021 – nil).

(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50-60% of eligible contributions, depending on the region, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2022, the Bank’s contributions totalled $80 million (2021 – $74 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2022, an aggregate of 19 million common shares were held under the employee share ownership plans (2021 – 18 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. Most grants of units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of the Performance Share Units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2022, an aggregate expense of $328 million (2021 – $218 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes losses from derivatives used to manage the volatility of share-based payments of $120 million (2021 – $306 million gains).

As at October 31, 2022, the share-based payment liability recognized for vested awards under these plans was $763 million (2021 – $887 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2022, there were 1,890,117 units (2021 – 1,496,911) awarded and outstanding of which 2,760,706 units were vested (2021 – 1,095,062).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2022, there were 289,646 units outstanding (2021 – 245,138).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, select employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting, all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2022, there were 5,200,515 units (2021 – 4,342,698) awarded and outstanding of which 3,390,197 were vested (2021 – 2,929,298).

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Consolidated Financial Statements

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units which, for the majority of grants, vest at the end of three years. Certain grants provide for a graduated vesting schedule which includes a specific performance factor calculation. PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of units due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2022, there were 7,525,441 units (2021 – 8,693,704) outstanding subject to performance criteria, of which 11,759,971 units were vested (2021 – 6,467,053).

27	Corporate Income Taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2022	2021
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$1,779	$1,105
Provincial	1,190	824
Adjustments related to prior periods	(251)	(27)
Foreign	897	726
Adjustments related to prior periods	(86)	(24)
	3,529	2,604
Deferred income taxes:
Domestic:
Federal	(543)	32
Provincial	(341)	8
Foreign	113	227
	(771)	267
Total provision for income taxes in the Consolidated Statement of Income	$2,758	$2,871
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(2,651)	$435
Deferred income taxes	945	(100)
	(1,706)	335
Reported in:
Other Comprehensive Income	(1,671)	341
Retained earnings	(35)	(6)
Other reserves	–	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(1,706)	335
Total provision for income taxes	$1,052	$3,206
Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$(771)	$269
Deferred tax expense (benefit) of tax rate changes	–	(2)
	$(771)	$267

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Consolidated Financial Statements

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2022		2021
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$3,394	26.2%	$3,364	26.2%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(375)	(2.9)	(245)	(1.9)
Tax-exempt income from securities	(284)	(2.2)	(236)	(1.8)
Deferred income tax effect of substantively enacted tax rate changes	–	–	(2)	–
Other, net	23	0.2	(10)	(0.1)
Total income taxes and effective tax rate	$2,758	21.3%	$2,871	22.4%

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2022	2021	2022	2021
Deferred tax assets:
Loss carryforwards	$(904)	$52	$1,079	$174
Allowance for credit losses	(17)	405	969	922
Deferred compensation	42	(77)	199	241
Deferred income	192	88	54	254
Property and equipment	(60)	(106)	359	364
Pension and other post-retirement benefits	10	(28)	234	522
Securities	(65)	(21)	433	323
Lease liabilities	(31)	59	946	875
Cash flow hedges	–	–	–	49
Other	(81)	(119)	380	663
Total deferred tax assets	$(914)	$253	$4,653	$4,387
Deferred tax liabilities:
Cash flow hedges	$–	$–	$159	$34
Deferred compensation	(7)	(16)	148	131
Deferred income	(7)	(8)	40	14
Property and equipment	135	94	810	808
Pension and other post-retirement benefits	(12)	(9)	106	97
Securities	(54)	14	236	179
Investment in subsidiaries and associates	(14)	(40)	126	122
Intangible assets	37	53	1,613	1,774
Other	(221)	(102)	612	326
Total deferred tax liabilities	$(143)	$(14)	$3,850	$3,485
Net deferred tax assets (liabilities)(1)	$(771)	$267	$803	$902

(1)

For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $803 (2021 – $902) are represented by deferred tax assets of $1,903 (2021 – $2,051), and deferred tax liabilities of $1,100 (2021 – $1,149) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2022	2021
Balance at beginning of year	$902	$1,112
Deferred tax benefit (expense) for the year recorded in income	771	(267)
Deferred tax benefit (expense) for the year recorded in equity	(945)	100
Disposed in divestitures	–	–
Other	75	(43)
Balance at end of year	$803	$902

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Consolidated Financial Statements

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $30 million (October 31, 2021 – $24 million). The amount related to unrecognized losses is $30 million, which will expire as follows: $25 million between 2023 and 2032 and $5 million has no expiry.

Included in the net deferred tax asset are tax benefits of $1,420 million (2021 – $164 million) that relate to tax losses incurred in Canadian or foreign operations in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

The amount of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2022 is approximately $41 billion (2021 – $34 billion).

Canadian Tax Matters

The Bank received reassessments totaling $1,506 million of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2017 taxation years. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed a Notice of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 taxation year.

A subsidiary of the Bank has received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2017 taxation years totaling $470 million of tax, penalties, and interest.

In respect of both matters the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

2022 Proposed Canadian Federal Tax Measures

On August 9, 2022, the Department of Finance released draft legislative proposals relating to tax measures announced in the Federal Budget on April 7, 2022. These tax measures include the Canada Recovery Dividend (“CRD”) under which the Bank will pay a one-time 15% tax on “taxable income” in excess of $1 billion, as well as an increase of 1.5% to the Bank’s corporate income tax rate on its future taxable income above $100 million. The draft legislation provided more detail on the basis for the CRD, including that “taxable income” will be based on the average taxable income for the 2020 and 2021 taxation years. The CRD will be payable in equal amounts over five years.

On November 4, 2022, the Fall Economic Statement Implementation Act (Bill C-32) containing these measures was introduced into the legislature for the first reading. On November 22, 2022, Bill C-32 completed its second legislative reading.

The impact of these proposed tax measures has not been recognized in the Bank’s financial results as at October 31, 2022 as they are not substantively enacted, which would only occur after the third legislative reading. Once substantively enacted, an income tax expense will be recognized in the Bank’s Consolidated Statement of Income for the entire CRD obligation. The CRD payable is estimated at approximately $640 million.

28	Employee Benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, US, Mexico, UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, which includes a closed defined benefit (DB) component. Employees hired in Canada on or after May 1, 2018, participate in a defined contribution (DC) component only. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to maintain compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

•

The Human Capital and Compensation Committee (HCOB) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HCOB also reviews and recommends any amendments to the SPP to the Board of Directors.

•

PAIC is responsible for recommending the investment policy to the HCOB, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits. PAIC has independent member representation on the committee.

•	The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers.
•

The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

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Consolidated Financial Statements

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2021. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, US, Mexico, Uruguay, UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans is based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

•	there is a decline in discount rates; and/or
•	plan assets returns are less than expected; and/or
•	plan members live longer than expected; and/or
•	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

a)	Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2022	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	52%	48%
Percentage of total plan assets	74%	11%	15%	0%	100%
Percentage of total benefit expense(1)	74%	25%	1%	31%	69%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2021	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	56%	44%
Percentage of total plan assets	75%	10%	15%	0%	100%
Percentage of total benefit expense(1)	78%	21%	1%	31%	69%

(1)	Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

b)	Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2022, and the prior year.

Contributions to the principal plans for the year ended October 31 ($ millions)	2022	2021
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP (excluding DC provision)	$184	$320
All other plans	80	85
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	59	73
Defined contribution pension and other benefit plans (cash contributions)	126	103
Total contributions(1)	$449	$581

(1)

Based on preliminary estimates, the Bank expects to make contributions of $16 to the SPP (excluding the DC provision), $76 to all other defined benefit pension plans, $67 to other benefit plans and $136 to all defined contribution plans for the year ending October 31, 2023.

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Consolidated Financial Statements

c)	Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans		Other benefit plans
As at October 31 ($ millions)	2022	2021	2022	2021
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$353	$438	$902	$1,058
Benefit obligation of plans that are wholly or partly funded	7,277	9,146	221	244

Funded status
Benefit obligation of plans that are wholly or partly funded	$7,277	$9,146	$221	$244
Fair value of assets	8,309	9,464	116	143
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$1,032	$318	$(105)	$(101)
Benefit obligation of plans that are wholly unfunded	353	438	902	1,058
Excess (deficit) of fair value of assets over total benefit obligation	$679	$(120)	$(1,007)	$(1,159)
Effect of asset limitation and minimum funding requirement	(176)	(85)	–	–
Net asset (liability) at end of year	$503	$(205)	$ (1,007)	$(1,159)

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Consolidated Financial Statements

d)	Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans		Other benefit plans
For the year ended October 31 ($ millions)	2022	2021	2022	2021
Change in benefit obligation
Benefit obligation at beginning of year	$9,584	$10,349	$1,302	$1,420
Current service cost	281	339	22	24
Interest cost on benefit obligation	335	269	61	56
Employee contributions	25	24	–	–
Benefits paid	(457)	(450)	(89)	(81)
Actuarial loss (gain)	(2,234)	(857)	(226)	(63)
Past service cost	34	37	(1)	(1)
Business acquisition	–	2	–	(2)
Settlements	–	(34)	(2)	(14)
Foreign exchange	62	(95)	56	(37)
Benefit obligation at end of year	$7,630	$9,584	$1,123	$1,302

Change in fair value of assets
Fair value of assets at beginning of year	9,464	8,541	143	158
Interest income on fair value of assets	363	257	13	13
Return on plan assets in excess of (less than) interest income on fair value of assets	(1,402)	854	(24)	–
Employer contributions	264	405	59	73
Employee contributions	25	24	–	–
Benefits paid	(457)	(450)	(89)	(81)
Administrative expenses	(12)	(16)	–	–
Business acquisition	–	–	–	–
Settlements	–	(34)	(2)	(14)
Foreign exchange	64	(117)	16	(6)
Fair value of assets at end of year	$8,309	$9,464	$116	$143

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	679	(120)	(1,007)	(1,159)
Effect of asset limitation and minimum funding requirement(1)	(176)	(85)	–	–
Net asset (liability) at end of year	$503	$(205)	$(1,007)	$(1,159)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	1,052	456	1	–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(549)	(661)	(1,008)	(1,159)
Net asset (liability) at end of year	$503	$(205)	$ (1,007)	$(1,159)

Annual benefit expense
Current service cost	281	339	22	24
Net interest expense (income)	(20)	23	48	43
Administrative expenses	15	14	–	–
Past service costs	34	37	(1)	(1)
Amount of settlement (gain) loss recognized	–	–	–	–
Remeasurement of other long-term benefits	–	–	(9)	(6)
Benefit expense (income) recorded in the Consolidated Statement of Income	$310	$413	$60	$60
Defined contribution benefit expense	$125	$102	$1	$1

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	1,402	(854)	24	–
Actuarial loss (gain) on benefit obligation	(2,234)	(857)	(217)	(57)
Change in the asset limitation	70	(47)	–	–
Remeasurements recorded in OCI	$(762)	$(1,758)	$(193)	$(57)
Total benefit cost	$(327)	$(1,243)	$(132)	$4
Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets (net of administrative expenses)	$(1,051)	$1,095	$(11)	$13
Actuarial (gains) and losses from changes in demographic assumptions	–	8	3	8
Actuarial (gains) and losses from changes in financial assumptions	(2,256)	(973)	(219)	(63)
Actuarial (gains) and losses from changes in experience	22	108	(10)	(8)

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	58	60	–	–
In property occupied by Scotiabank	4	4	–	–

Change in asset ceiling/onerous liability
Asset ceiling /onerous liability at end of prior year	85	134	–	–
Interest expense	8	11	–	–
Remeasurements	70	(47)	–	–
Foreign exchange	13	(13)	–	–
Asset ceiling /onerous liability at end of year	$176	$85	$–	$–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

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Consolidated Financial Statements

e)	Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2022 is 12.9 years (2021 – 15.0 years).

	Pension plans		Other benefit plans
For the year ended October 31	2022	2021	2022	2021
Disaggregation of the benefit obligation (%)
Canada
Active members	49%	53%	3%	4%
Inactive and retired members	51%	47%	97%	96%
Total	100%	100%	100%	100%
Mexico
Active members	26%	21%	40%	43%
Inactive and retired members	74%	79%	60%	57%
Total	100%	100%	100%	100%
United States
Active members	42%	45%	36%	40%
Inactive and retired members	58%	55%	64%	60%
Total	100%	100%	100%	100%

f)	Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans		Other benefit plans
For the year ended October 31	2022	2021	2022	2021
Benefit obligation at end of year
Discount rate – all plans	5.77%	3.73%	7.01%	4.94%
Discount rate – Canadian plans only	5.41%	3.50%	5.40%	3.28%
Rate of increase in future compensation(1)(2)	3.90%	2.97%	4.67%	4.30%
Benefit expense (income) for the year
Discount rate – All plans
Discount rate for defined benefit obligations	4.24%	3.30%	4.94%	4.44%
Discount rate for net interest cost	3.81%	2.78%	4.65%	4.13%
Discount rate for service cost	4.43%	3.45%	5.17%	4.71%
Discount rate for interest on service cost	3.98%	2.96%	5.07%	4.54%
Discount rate – Canadian plans only
Discount rate for defined benefit obligations	4.08%	3.05%	3.28%	2.57%
Discount rate for net interest cost	3.59%	2.47%	2.82%	2.11%
Discount rate for service cost	4.18%	3.16%	3.64%	2.94%
Discount rate for interest on service cost	3.70%	2.65%	3.46%	2.66%
Rate of increase in future compensation(1)(2)	2.79%	2.74%	4.30%	4.31%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	5.67%	5.68%
Ultimate rate	n/a	n/a	4.86%	4.75%
Year ultimate rate reached	n/a	n/a	2040	2040
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.5	23.5	23.5	23.5
Life expectancy at 65 for current pensioners – female	24.6	24.6	24.6	24.6
Life expectancy at 65, for future pensioners currently aged 45 – male	24.5	24.4	24.5	24.4
Life expectancy at 65, for future pensioners currently aged 45 – female	25.5	25.5	25.5	25.5
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.6	21.5	21.6	21.5
Life expectancy at 65 for current pensioners – female	23.9	23.9	23.9	23.9
Life expectancy at 65, for future pensioners currently aged 45 – male	21.6	21.6	21.6	21.6
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	21.9	21.8	21.9	21.8
Life expectancy at 65 for current pensioners – female	23.3	23.3	23.3	23.3
Life expectancy at 65, for future pensioners currently aged 45 – male	23.3	23.2	23.3	23.2
Life expectancy at 65, for future pensioners currently aged 45 – female	24.7	24.6	24.7	24.6

(1)

The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

(2)

The weighted average rates of increase in future compensation shown only consider long-term rates. In some regions, higher rates of increase are assumed in the short term but are not included in the weighted average rates disclosed.

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Consolidated Financial Statements

g)	Sensitivity analysis

The sensitivity analysis represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2022 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,123	$102	$136	$3
0.25% increase in rate of increase in future compensation	58	4	–	–
1% increase in health care cost trend rate	n/a	n/a	102	12
1% decrease in health care cost trend rate	n/a	n/a	(84)	(9)
1 year increase in Canadian life expectancy	128	10	15	1
1 year increase in Mexican life expectancy	3	–	3	–
1 year increase in the United States life expectancy	2	–	2	–

h)	Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets across different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. Derivatives are not a significant component of the investment strategy and cannot be used without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are not common, and typically reflect a change in the pension plan’s situation (e.g. plan amendments) and/or in the investment strategy. Actual asset mix is reviewed regularly and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded, with the exception of certain programs in Mexico.

The tables below show the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans		Other benefit plans
Asset category %	Actual 2022	Actual 2021	Actual 2022	Actual 2021
Cash and cash equivalents	4%	4%	–%	–%
Equity investments
Quoted in an active market	38%	34%	37%	42%
Non quoted	5%	11%	–%	–%
	43%	45%	37%	42%
Fixed income investments
Quoted in an active market	4%	6%	58%	58%
Non quoted	36%	35%	–%	–%
	40%	41%	58%	58%
Property
Quoted in an active market	–%	–%	5%	–%
Non quoted	1%	1%	–%	–%
	1%	1%	5%	–%
Other
Quoted in an active market	–%	–%	–%	–%
Non quoted	12%	9%	–%	–%
	12%	9%	–%	–%
Total	100%	100%	100%	100%

Target asset allocation at October 31, 2022 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	–%
Equity investments	42%	38%
Fixed income investments	44%	57%
Property	1%	5%
Other	13%	–%
Total	100%	100%

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Consolidated Financial Statements

29	Operating Segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$9,001	$6,900	$764	$1,630	$(180)	$18,115
Non-interest income(3)(4)	3,029	2,827	4,617	3,542	(714)	13,301
Total revenues	12,030	9,727	5,381	5,172	(894)	31,416
Provision for credit losses	209	1,230	6	(66)	3	1,382
Depreciation and amortization	628	503	183	172	45	1,531
Non-interest expenses	4,760	4,709	3,076	2,502	524	15,571
Income tax expense	1,670	618	551	653	(734)	2,758
Net income	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries	–	249	9	–	–	258
Net income attributable to equity holders of the Bank	4,763	2,418	1,556	1,911	(732)	9,916
Average assets ($ billions)	430	207	33	445	167	1,282
Average liabilities ($ billions)	332	152	47	414	263	1,208

(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2022 amounting to $375 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $64; International Banking – $250; Global Wealth Management – $14 and Other – $(60).

For the year ended October 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$8,030	$6,625	$628	$1,436	$242	$16,961
Non-interest income(3)(4)	2,868	2,993	4,752	3,587	91	14,291
Total revenues	10,898	9,618	5,380	5,023	333	31,252
Provision for credit losses	333	1,574	2	(100)	(1)	1,808
Depreciation and amortization	618	517	178	156	42	1,511
Non-interest expenses	4,333	4,737	3,077	2,302	658	15,107
Income tax expense	1,459	635	549	590	(362)	2,871
Net income	$4,155	$2,155	$1,574	$2,075	$(4)	$9,955
Net income attributable to non-controlling interests in subsidiaries	–	332	9	–	(10)	331
Net income attributable to equity holders of the Bank	4,155	1,823	1,565	2,075	6	9,624
Average assets ($ billions)	381	194	29	401	152	1,157
Average liabilities ($ billions)	313	149	45	385	193	1,085

(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2021 amounting to $310 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $87; International Banking – $206; Global Wealth Management – $17 and Other – $29.

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Consolidated Financial Statements

Geographical segmentation

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2022 ($ millions)(1)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$9,827	$945	$1,736	$1,171	$1,604	$631	$1,436	$765	$18,115
Non-interest income(1)	8,149	1,103	748	422	538	388	719	1,234	13,301
Total revenues(2)	17,976	2,048	2,484	1,593	2,142	1,019	2,155	1,999	31,416
Provision for credit losses	180	(13)	232	342	221	216	175	29	1,382
Non-interest expenses	9,928	1,040	1,223	628	870	682	1,335	1,396	17,102
Income tax expense	1,697	260	196	173	95	39	150	148	2,758
Subtotal	6,171	761	833	450	956	82	495	426	10,174
Net income attributable to non-controlling interests in subsidiaries	1	–	19	6	104	35	93	–	258
Net income attributable to equity holders of the Bank	$6,170	$761	$814	$444	$852	$47	$402	$426	$9,916
Total average assets ($ billions)	$765	$207	$46	$27	$53	$14	$32	$138	$1,282

(1)	Includes net income from investments in associated corporations for Canada – $4, Peru – $7, Chile – $9, Caribbean and Central America – $90, and Other International – $158.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2021 ($ millions)(1)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$9,182	$742	$1,668	$1,186	$1,507	$692	$1,345	$639	$16,961
Non-interest income(1)	9,190	953	714	531	666	383	664	1,190	14,291
Total revenues(2)	18,372	1,695	2,382	1,717	2,173	1,075	2,009	1,829	31,252
Provision for credit losses	255	(33)	334	586	205	195	221	45	1,808
Non-interest expenses	9,627	915	1,202	662	943	682	1,343	1,244	16,618
Income tax expense	1,909	120	184	104	204	80	103	167	2,871
Subtotal	6,581	693	662	365	821	118	342	373	9,955
Net income attributable to non-controlling interests in subsidiaries	(10)	–	14	2	200	48	77	–	331
Net income attributable to equity holders of the Bank	$6,591	$693	$648	$363	$621	$70	$265	$373	$9,624
Total average assets ($ billions)	$695	$167	$41	$27	$53	$13	$30	$131	$1,157

(1)	Includes net income from investments in associated corporations for Canada – $117, Peru – $10, Chile – $(15), Caribbean and Central America – $46, and Other International – $181.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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Consolidated Financial Statements

30	Related Party Transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2022	2021
Salaries and cash incentives(1)	$24	$21
Equity-based payment(2)	36	30
Pension and other benefits(1)	4	3
Total	$64	$54

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2022	2021
Loans	$11	$11
Deposits	$5	$5

The Bank’s committed credit exposure to companies controlled by directors totaled $264.0 million as at October 31, 2022 (2021 – $252.8 million), while actual utilized amounts were $188.4 million (2021 – $189.6 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2022	2021
Net income / (loss)	$(29)	$(85)
Loans	205	191
Deposits	286	229
Guarantees and commitments	96	154

Scotiabank principal pension plan

The Bank manages assets of $4.9 billion (2021 – $4.7 billion) which is a portion of the Scotiabank principal pension plan assets and earned $6.4 million (2021 – $6.6 million) in fees.

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Consolidated Financial Statements

31	Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a)	Principal subsidiaries(1)

The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2022	2021
Canadian

1832 Asset Management L.P.	Toronto, Ontario	$3,785	$2,680
BNS Investments Inc.	Toronto, Ontario	15,750	15,200
Montreal Trust Company of Canada	Montreal, Quebec
The Bank of Nova Scotia Trust Company	Toronto, Ontario	214	185
National Trust Company	Stratford, Ontario	374	366
Roynat Inc.	Calgary, Alberta	594	518
Scotia Capital Inc.	Toronto, Ontario	3,215	2,818
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	867	729
Scotia Mortgage Corporation	Toronto, Ontario	810	750
Scotia Securities Inc.	Toronto, Ontario	63	53
Tangerine Bank	Toronto, Ontario	3,827	3,405
Jarislowsky, Fraser Limited	Montreal, Quebec	988	1,027
MD Financial Management Inc.	Ottawa, Ontario	2,781	2,761

International

Scotiabank Colpatria S.A. (51%)	Bogota, Colombia	842	995
BNS International (Bahamas) Limited	Nassau, Bahamas	17,180	17,543
BNS Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico City, Mexico	5,960	4,714
Nova Scotia Inversiones Limitada	Santiago, Chile	6,114	5,173
Scotiabank Chile S.A. (99.79%)	Santiago, Chile
Scotia Holdings (US) Inc.(2)	New York, New York
Scotia Capital (USA) Inc.(2)(3)	New York, New York
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	788	280
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,550	1,630
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago
Integra Properties Ltd, S.A. (formerly Scotiabank (Panama) S.A.)	Panama City, Panama
Scotiabank Uruguay S.A.	Montevideo, Uruguay	478	440
Scotiabank Europe plc	London, United Kingdom	2,478	2,273
Scotia Peru Holdings S.A.	Lima, Peru	4,961	4,277
Scotiabank Peru S.A.A. (99.31%)	Lima, Peru
Profuturo AFP S.A.	Lima, Peru
Scotiabank Republica Dominicana, S.A. – Banco Multiple (99.80%)	Santo Domingo, Dominican Republic	906	775
Scotiabank (Barbados) Limited	Bridgetown, Barbados	273	235

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Holdings (US) Inc.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

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Consolidated Financial Statements

(b)	Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at and for the year ended
			2022		2021
	Non-controlling interest %		Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Scotiabank Chile S.A.	0.21	%(1)	$227	$27	$790	$55
Scotiabank Colpatria S.A.(2)	49.0%		332	12	405	–
Scotia Group Jamaica Limited	28.2%		279	10	261	12
Scotiabank Trinidad and Tobago Limited	49.1%		413	52	367	56
Other	0.1% 49.0%	– (3)	273	14	267	–
Total			$1,524	$115	$2,090	$123

(1)	The Bank increased its ownership in Scotiabank Chile S.A. in 2022 by acquiring an additional 16.8% stake from the non-controlling shareholder. Refer to Note 36 for details.
(2)

Non-controlling interest holders for Scotiabank Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(3)	Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	As at and for the year ended October 31, 2022				As at and for the year ended October 31, 2021
($ millions)	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities
Total	$3,849	$880	$93,880	$85,754	$3,875	$6	$86,317	$78,973

32	Interest Income and Expense

For the year ended October 31 ($ millions)	2022				2021
	Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost(1)	$31,036		$15,273		$23,831		$7,844
Measured at FVOCI(1)	1,537		–		716		–
	32,573		15,273		24,547		7,844
Other	985	(2)	170	(3)	439	(2)	181	(3)
Total	$33,558		$15,443		$24,986		$8,025

(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	The interest on lease liabilities was $107 (2021 – $105).

33	Earnings Per Share

For the year ended October 31 ($ millions)	2022	2021
Basic earnings per common share
Net income attributable to common shareholders	$9,656	$9,391
Weighted average number of common shares outstanding (millions)	1,199	1,214
Basic earnings per common share(1) (in dollars)	$8.05	$7.74
Diluted earnings per common share
Net income attributable to common shareholders	$9,656	$9,391
Dilutive impact of share-based payment options and others(2)	36	43
Net income attributable to common shareholders (diluted)	$9,692	$9,434
Weighted average number of common shares outstanding (millions)	1,199	1,214
Dilutive impact of share-based payment options and others(2) (millions)	9	11
Weighted average number of diluted common shares outstanding (millions)	1,208	1,225
Diluted earnings per common share(1) (in dollars)	$8.02	$7.70

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

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Consolidated Financial Statements

34	Guarantees, Commitments and Pledged Assets

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2022	2021
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$41,977	$37,277
Liquidity facilities	6,361	4,942
Indemnifications	926	1,306

(1)

The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

(ii)	Liquidity facilities

The Bank’s backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

•	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•

Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2022	2021
Commercial letters of credit	$1,219	$1,320
Commitments to extend credit(1)
Original term to maturity of one year or less	81,641	74,053
Original term to maturity of more than one year	186,067	165,726
Securities lending	52,178	59,506
Securities purchase and other commitments	1,105	1,040
Total	$322,210	$301,645

(1)	Includes liquidity facilities.

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Consolidated Financial Statements

(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2022	2021
Assets pledged to:
Bank of Canada(1)	$168	$184
Foreign governments and central banks(1)	2,015	2,589
Clearing systems, payment systems and depositories(1)	1,628	1,345
Assets pledged in relation to exchange-traded derivative transactions	8,972	6,105
Assets pledged in relation to over-the-counter derivative transactions	29,658	16,018
Assets pledged as collateral related to securities borrowing and lending	133,363	160,794
Assets pledged in relation to covered bond program (Note 15)(2)	51,446	34,683
Assets pledged in relation to other securitization programs (Note 15)	1,397	2,680
Assets pledged under CMHC programs (Note 14)	24,886	26,932
Other	969	1,140
Total assets pledged	$254,502	$252,470
Obligations related to securities sold under repurchase agreements(3)	122,552	100,083
Total(4)	$377,054	$352,553

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Excludes mortgages related to covered bonds held by the Bank or pledged to the Bank of Canada as part of its term repo program.
(3)	Includes the Bank of Canada term repo program.
(4)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d)	Other executory contracts

Effective July 2018, the Bank has entered into an $800 million contract for naming rights of an arena for 20 years.

The Bank and its subsidiaries have also entered into other long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

35	Financial Instruments – Risk Management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2022:

•

extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board, (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 7. Note 10 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s Credit Risk Appetite and Credit Risk Policy are developed by its Global Risk Management (GRM) department and limits are reviewed and approved by the Board on an annual and biennial basis, respectively. The Credit Risk Appetite defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the Credit Risk Appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The Credit Risk Policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, and the calculation of allowance for credit losses. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and facility ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 10(c).

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Consolidated Financial Statements

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S., European portfolios, and for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience and appropriate margin of conservatism, for probability of default (PD), loss given default (LGD) and exposure at default (EAD).

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

As at October 31 ($ millions)	2022				2021
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$233,214	$123,347	$96,865	$453,426	$372,462
Bank	16,812	4,739	15,874	37,425	35,792
Sovereign	223,678	1,170	9,308	234,156	213,300
	473,704	129,256	122,047	725,007	621,554
Standardized portfolio
Corporate(4)	48,804	2,879	8,183	59,866	63,647
Bank	3,752	26	10	3,788	3,064
Sovereign	8,718	34	231	8,983	8,773
	61,274	2,939	8,424	72,637	75,484
Total non-retail	$534,978	$132,195	$130,471	$797,644	$697,038
Retail
AIRB portfolio
Real estate secured	232,133	22,435	–	254,568	227,927
Qualifying revolving	16,018	30,417	–	46,435	41,771
Other retail	33,696	4,214	–	37,910	36,207
	$281,847	$57,066	$–	$338,913	$305,905
Standardized portfolio
Real estate secured	63,054	–	–	63,054	54,617
Other retail(4)	47,242	847	–	48,089	36,445
	110,296	847	–	111,143	91,062
Total retail	$392,143	$57,913	$–	$450,056	$396,967
Total	$927,121	$190,108	$130,471	$1,247,700	$1,094,005
By geography(5)
Canada	$549,356	$119,722	$40,971	$710,049	$639,748
United States	146,109	50,517	51,046	247,672	194,424
Chile	54,234	1,326	4,968	60,528	54,777
Mexico	45,988	1,522	3,283	50,793	38,422
Peru	27,789	1,147	3,240	32,176	28,152
Colombia	11,951	384	956	13,291	14,446
Other International
Europe	21,158	7,459	17,539	46,156	47,179
Caribbean	29,482	1,487	1,088	32,057	27,673
Latin America (other)	17,649	1,336	1,905	20,890	14,080
All other	23,405	5,208	5,475	34,088	35,104
Total	$927,121	$190,108	$130,471	$1,247,700	$1,094,005

(1)

Exposure at default is presented after credit risk mitigation. Exposures exclude equity securities and other assets. Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.

(2)

Non-retail drawn includes loans, acceptances, deposits with financial institutions and FVOCI debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.

(3)

Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations including $32.3 million first loss protection (2021 – $22.3 million), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.

(4)	During the year, certain small business loans were reclassified from Non-retail to Retail based on regulatory definitions. The prior period has not been restated.
(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Financial Statements

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included in the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2022 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$62,551	$–	$–	$–	$–	$–	$–	$–	$3,344	$65,895
Precious metals	–	–	–	–	–	–	–	543	–	543
Trading assets
Securities	(4)	–	–	–	–	–	–	103,551	–	103,547
Loans	408	–	–	–	–	–	367	7,403	–	7,811
Other	–	–	–	–	–	–	–	1,796	–	1,796
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	175,313	–	–	–	–	–	175,313
Derivative financial instruments	–	–	–	–	55,699	–	43,436	–	–	55,699
Investment securities	108,516	–	–	–	–	5,081	–	–	(3,589)	110,008
Loans:
Residential mortgages(2)	76,607	272,588	–	–	–	–	–	–	84	349,279
Personal loans	–	96,074	3,350	–	–	–	–	–	7	99,431
Credit cards	–	13,126	372	–	–	–	–	–	1,020	14,518
Business & government	267,921	10,395	9,675	–	–	–	–	–	(884)	287,107
Allowances for credit losses(3)	(514)	(817)	–	–	–	–	–	–	(4,017)	(5,348)
Customers’ liability under acceptances	19,525	–	–	–	–	–	–	–	(31)	19,494
Property and equipment	–	–	–	–	–	–	–	–	5,700	5,700
Investment in associates	–	–	–	–	–	56	–	–	2,577	2,633
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,833	16,833
Other (including Deferred tax assets)	2,401	991	–	106	–	–	–	–	35,661	39,159

Total	$537,411	$392,357	$13,397	$175,419	$55,699	$5,137	$43,803	$113,293	$56,705	$1,349,418

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $75.8 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2021 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$83,176	$–	$–	$–	$–	$–	$–	$–	$3,147	$86,323
Precious metals	–	–	–	–	–	–	–	755	–	755
Trading assets
Securities	1	–	–	–	–	–	–	137,147	–	137,148
Loans	470	–	–	–	–	–	397	7,643	–	8,113
Other	–	–	–	–	–	–	–	1,051	–	1,051
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	127,739	–	–	–	–	–	127,739
Derivative financial instruments	–	–	–	–	42,302	–	35,379	–	–	42,302
Investment securities	70,193	–	–	–	–	4,373	–	–	633	75,199
Loans:
Residential mortgages(2)	77,773	241,833	–	–	–	–	–	–	72	319,678
Personal loans	–	89,518	2,015	–	–	–	–	–	7	91,540
Credit cards	–	10,842	136	–	–	–	–	–	1,472	12,450
Business & government	208,967	4,025	5,861	–	–	–	–	–	91	218,944
Allowances for credit losses(3)	(552)	(759)	–	–	–	–	–	–	(4,315)	(5,626)
Customers’ liability under acceptances	20,441	–	–	–	–	–	–	–	(37)	20,404
Property and equipment	–	–	–	–	–	–	–	–	5,621	5,621
Investment in associates	–	–	–	–	–	46	–	–	2,558	2,604
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,604	16,604
Other (including Deferred tax assets)	1,772	659	–	2	–	–	–	–	21,562	23,995

Total	$462,241	$346,118	$8,012	$127,741	$42,302	$4,419	$35,776	$146,596	$47,415	$1,184,844

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $78.1 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

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Consolidated Financial Statements

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2022, and October 31, 2021, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2021.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0551%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0551% – 0.0651%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0651% – 0.0748%
BBB+	Baa1	BBB (high)		87	0.0748% – 0.1028%
BBB	Baa2	BBB		85	0.1028% – 0.1552%
BBB-	Baa3	BBB (low)		83	0.1552% – 0.2151%
BB+	Ba1	BB (high)		80	0.2151% – 0.2983%
BB	Ba2	BB		77	0.2983% – 0.5617%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.5617% – 1.1570%
B+	B1	B (high)		73	1.1570% – 1.9519%
B to B-	B2 to B3	B to B (low)		70	1.9519% – 4.7225%
CCC+	Caa1	–		65	4.7225% – 12.1859%
CCC	Caa2	–	Watch list	60	12.1859% – 23.8197%
CCC- to CC	Caa3 to Ca	–		40	23.8197% – 42.1638%
–	–	–		30	42.1638% – 100.0000%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD Ranges as at October 31, 2022. The Range does not include the upper boundary for the row.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2022				2021
		Exposure at Default(1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(2)	Total	Total
Investment grade	99 – 98	$117,445	$1,986	$19,133	$138,564	$116,190
	95	32,559	12,484	25,532	70,575	62,265
	90	28,263	21,482	28,470	78,215	75,537
	87	43,848	24,277	17,063	85,188	64,634
	85	36,912	21,943	14,236	73,091	52,838
	83	50,728	20,387	7,754	78,869	56,540
Non-Investment grade	80	34,036	14,691	4,130	52,857	47,700
	77	27,388	6,381	2,519	36,288	33,774
	75	19,556	3,709	2,447	25,712	22,822
	73	6,137	1,263	448	7,848	8,449
	70	2,022	449	121	2,592	2,814
Watch list	65	300	14	81	395	1,302
	60	740	39	9	788	1,626
	40	744	98	39	881	696
	30	52	2	–	54	92
Default	21	1,107	51	62	1,220	1,228
Total		$401,837	$129,256	$122,044	$653,137	$548,507
Government guaranteed residential mortgages(3)		71,867	–	–	71,867	73,044
Total		$473,704	$129,256	$122,044	$725,004	$621,551

(1)	After credit risk mitigation.
(2)

Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations excluding $3.5 million first loss protection (2021 – $3.5 million), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Consolidated Financial Statements

Non-retail standardized portfolio

The non-retail standardized portfolio relies on external credit ratings (e.g. S&P, Moody’s, DBRS, etc.) of the borrower, if available, to compute regulatory capital for credit risk. Exposures are risk weighted based on prescribed percentages and a mapping process as defined within OSFI’s Capital Adequacy Requirements Guideline. Non-retail standardized portfolio as at October 31, 2022 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $73 billion (October 31, 2021 – $75 billion). Within this portfolio, the majority of Corporate/Commercial exposures are to unrated counterparties, mainly in Canada and the Pacific Alliance countries.

(iii)	Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2022, 28% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 49%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD range by asset class:

As at October 31 ($ millions)	2022						2021
	Exposure at default(1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0499%	$63,677	$24,644	$12,865	$853	$102,039	$91,426
Very Low	0.0500% – 0.1999%	87,387	14,544	11,085	5,358	118,374	106,994
Low	0.2000% – 0.9999%	48,158	4,522	12,018	20,145	84,843	77,215
Medium Low	1.0000% – 2.9999%	9,569	–	5,522	7,157	22,248	20,744
Medium	3.0000% – 9.9999%	729	430	4,160	3,335	8,654	7,316
High	10.0000% – 19.9999%	263	72	223	565	1,123	917
Extremely High	20.0000% – 99.9999%	328	47	452	336	1,163	863
Default	100%	143	55	110	161	469	430
Total		$210,254	$44,314	$46,435	$37,910	$338,913	$305,905

(1)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $111 billion as at October 31, 2022 (2021 – $91 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Latin American and Caribbean region. Commencing in the third quarter, small business loans of $7 billion have been included as other regulatory retail. Of the total retail standardized exposures, $63 billion (2021 – $55 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral for capital markets related activities. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•

Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2022, the approximate market value of cash and securities collateral accepted that may be sold or repledged by the Bank was $259 billion (2021 – $192 billion). This collateral is held primarily in connection with reverse repurchase agreements, margin loans, securities lending and derivative transactions. The Bank also borrows securities under standard securities borrowing agreements that it is able to re-pledge. Including these borrowed securities, the approximate market value of securities collateral accepted that may be sold or re-pledged was $273 billion (2021 – $227 billion), of which approximately $58 billion was not sold or re-pledged (2021 – $55 billion).

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 34(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of assets acquired in exchange for loans as at October 31, 2022 was $274 million (2021 – $257 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

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Consolidated Financial Statements

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/Bank-specific scenarios; and
•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 10(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The ALCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

(i)	Non-trading interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates). The Bank actively manages its interest rate exposures with the objective of protecting and enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risk.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rates across major currencies as defined by the Bank. Corresponding with the current interest rate environment, the net interest income and economic value for a down shock scenario are measured using 100 basis points decline. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

As at October 31 ($ millions)	2022							2021(1)
	Net interest income			Economic value of equity
	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total		Net interest income	Economic value of equity
100 bp increase	$(118)	$(222)	$(340)	$(800)	$(1,221)	$(2,021)	100 bp increase	$212	$(1,173)
100 bp decrease	$127	$199	$326	$606	$1,053	$1,659	25 bp decrease	$(64)	$209

(1)	Prior period amounts have been restated to conform with current period presentation.

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Consolidated Financial Statements

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from the Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee (ALCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The ALCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2022, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $55 million (October 31, 2021 – $43 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2022 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income in equity by approximately $308 million (2021 – $321 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio and VaR limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of equity securities designated at FVOCI is shown in Note 12.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses historical resampling. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2022
($ millions)	As at October 31, 2022	Average	High	Low	As at October 31, 2021
Credit spread plus interest rate	$9.3	$12.0	$19.0	$7.2	$10.3
Credit spread	7.7	5.3	9.6	2.0	2.0
Interest rate	8.4	11.4	19.6	5.7	11.5
Equities	3.4	4.0	6.8	1.7	6.7
Foreign exchange	1.5	2.1	5.3	0.8	2.0
Commodities	5.2	3.1	5.8	1.0	1.3
Debt specific	4.6	2.3	4.6	1.6	1.5
Diversification effect	(10.6)	(10.0)	n/a	n/a	(8.6)
All-Bank VaR	$13.4	$13.5	$20.4	$7.8	$13.2
All-Bank stressed VaR	$27.4	$30.9	$58.4	$16.8	$36.1

Below are the market risk capital requirements as at October 31, 2022.

($ millions)
All-Bank VaR	$131
All-Bank stressed VaR	324
Incremental risk charge	345
Standardized approach	66
Total market risk capital	$866	(1)

(1)	Equates to $10,820 million of risk-weighted assets (October 31, 2021 – $8,112 million).

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Consolidated Financial Statements

(d)	Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes third party risk management and legal risk but excludes strategic risk and reputational risk. It also exists in some form in each of the Bank’s business and support activities, and third parties to whom activities have been outsourced. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank’s Operational Risk Management Framework outlines the Bank’s structured approach for effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements.

36	Acquisitions and Divestitures

Acquisitions

Scotiabank Chile

In the second quarter, the Bank completed the acquisition of an additional 16.8% stake in Scotiabank Chile for $1.2 billion from the non-controlling interest shareholders, increasing its ownership to 99.8%. The purchase consideration was comprised of cash of $650 million and the issuance of 7 million common shares valued at $569 million. The increase in ownership was effective February 27, 2022. This transaction was accounted for as a capital transaction through shareholders’ equity and did not result in a change to the carrying value of the assets and liabilities of the subsidiary or the Bank’s associated goodwill.

As at the date of acquisition, the transaction negatively impacted the Bank’s CET1 ratio by 11 basis points. Scotiabank Chile forms part of the International Banking business segment.

Completed acquisition impacting 2021

Scotiabank Chile

On May 12, 2021, the Bank increased its ownership in Scotiabank Chile through the acquisition of an additional 7.0% stake from the non-controlling interest shareholder for $481 million, resulting in ownership of 83% in Scotiabank Chile. This transaction was accounted for as a capital transaction through shareholders’ equity and did not result in a change to the carrying value of the assets and liabilities of the subsidiary or the Bank’s associated goodwill.

The transaction negatively impacted Scotiabank’s CET1 ratio by six basis points. Scotiabank Chile forms part of the International Banking business segment.

Divestitures

Closed divestitures impacting the current fiscal year

Banco del Caribe, C.A (“BDC”) and Inversiones Americana del Caribe (IAC), B.V. (“IAC”), Venezuela

On October 26, 2022, the Bank completed the sale of its 26.8% interest in BDC and its 23.4% interest in IAC subject to customary closing conditions.

The investments held by the Bank in BDC and IAC, were classified as investments in associates. The carrying value of the Bank’s interest in these investments of $73 million was derecognized on the date of close and a net loss of approximately $227 million after-tax was recorded in non-interest income-other and reported in the Other segment. The net loss includes $169 million of cumulative foreign currency translation losses that have been reclassified from accumulated other comprehensive income to the Consolidated Statement of Income. The capital impact of these transactions was not significant.

Thanachart Insurance Public Company Limited (“TNI”) and Thanachart Securities Public Company Limited (“TNS”), Thailand

On October 27, 2022, the Bank completed the sale of its interest in TNI and TNS.

The investments held by the Bank in TNI and TNS were classified as investments in associates. The carrying value of the Bank’s interest in these investments of $134 million was derecognized on the date of close. The financial and capital impacts of this transaction were not significant.

Wind down of operations in India and Malaysia

The Bank has made the decision to wind down its operations in India and Malaysia as part of the realignment of Global Banking and Markets business in the Asia Pacific region. The Bank has recorded a total loss of $102 million after tax in non-interest income-other representing the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to the Consolidated Statement of Income. The capital impact of this transaction was not significant.

Closed divestitures impacting the prior fiscal year

2021

Operations in Belize

On March 31, 2021, the Bank completed the sale of its 100% interest in Scotiabank (Belize) Ltd. to Caribbean Investment Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities related to this operation were derecognized on the closing date. The net impact to the Bank of this transaction was not significant.

Operations in Antigua and Barbuda

On September 1, 2021, the Bank announced that it has completed the sale of its banking operations in Antigua and Barbuda to Eastern Caribbean Amalgamated Bank Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities related to this operation were derecognized on the closing date. The net impact to the Bank of this transaction is not significant.

Divestiture previously announced that will no longer impact the Bank’s financial results

Operations in Guyana

On June 9, 2022, the Bank announced that the agreement for the sale of its banking operations in Guyana to First Citizens Bank Limited, initially signed on March 3, 2021, has expired and has therefore been terminated in accordance with its terms.

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Shareholder Information

Annual meeting

Shareholders are invited to attend the 191st Annual Meeting of Holders of Common Shares, to be held on April 4, 2023, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. Eastern. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 7, 2023. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Shareholdings and dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 40 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 40, Preferred	BNS.PR.I	06415E 30 3

Dividend Dates for 2023

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 4	January 27
April 4	April 26
July 5	July 27
October 3	October 27

Valuation day price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit ratings

LEGACY SENIOR DEBT/DEPOSITS
DBRS	AA
Fitch	AA
Moody’s	Aa2
Standard & Poor’s	A+

SENIOR DEBT(1)
DBRS	AA(low)
Fitch	AA-
Moody’s	A2
Standard & Poor’s	A-

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1

SUBORDINATED DEBENTURES(2)
DBRS	A(high)
Fitch	A
Moody’s	Baa1
Standard & Poor’s	A-

SUBORDINATED DEBENTURES (NVCC)
DBRS	A(low)
Fitch	A
Moody’s	Baa1(hyb)
Standard & Poor’s	BBB+

SUBORDINATED ADDITIONAL TIER 1 CAPITAL NOTES (NVCC)
DBRS	BBB(high)
Fitch	BBB+
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB-

LIMITED RECOURSE CAPITAL NOTES (NVCC)
DBRS	BBB(high)
Fitch	BBB+
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB-

NON-CUMULATIVE PREFERRED SHARES (NVCC)
DBRS	Pfd-2
Fitch	BBB+
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB-/P-2(low)(3)

(1)	Subject to the Canadian Bank Recapitalization (Bail-in) regime
(2)	Excluding instruments with Non-Viability Contingent Capital Features
(3)	Canadian Scale

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, AA by Fitch and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P. The Bank’s outlook is rated Stable by DBRS, Moody’s, S&P and Fitch.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

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Additional information

CORPORATE HEADQUARTERS*	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
40 Temperance Street Toronto, Ontario Canada M5H 0B4 Tel: (416) 866-6161 E-mail: email@scotiabank.com	1-800-4-SCOTIA
Investors Financial Analysts, Portfolio Managers and other Institutional Investors
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 775-0798
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information: www.scotiabank.com
Global Communications
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com
Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, N.A.

WHEN SENDING OVERNIGHT:

Computershare

C/O: Shareholder Services

462 South 4th Street

Suite 1600

Louisville, KY 40202

WHEN SENDING FIRST CLASS, REGISTERED, OR CERTIFIED MAIL:

Computershare

C/O: Shareholder Services

PO Box 505000

Louisville, KY 40233-5000

Tel: 1-800-962-4284

E-mail: service@computershare.com

Corporate Secretary’s Department*
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 866-3672
E-mail: corporate.secretary@scotiabank.com

* Until December 4, 2022, Scotiabank’s Corporate Headquarters are located at Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

232  |  2022 Scotiabank Annual Report